As filed with the Securities and Exchange Commission on December 4, 2020.

Registration No. 333-249533

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

Amendment No. 2

Registration Statement Under

THE SECURITIES ACT OF 1933

FORTITUDE GOLD Corporation

(Exact name of registrant as specified in charter)

Colorado	1040
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)

85-2602691	2886 Carriage Manor Point, Colorado Springs, Colorado 80906 303-320-7708
(IRS Employer I.D. Number)	(Address, including zip code, and telephone number including area of principal executive offices)

Jason Reid

President
2886 Carriage Manor Point

Colorado Springs, CO 80906
303-320-7708

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

William T. Hart, Esq.

Hart & Hart

1624 Washington Street

Denver, Colorado 80203

(303) 839-0061

As soon as practicable after the effective date of this Registration Statement

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act   ☐

CALCULATION OF REGISTRATION FEE

		Maximum	Proposed
	Amount to	Offering	Maximum	Amount of
Title of each Class	be	Price per	Aggregate	Registration
of Securities to be Registered	Registered (1)	Share (3)	Offer Price	Fee

Common Stock (1)	20,000,000	$3.42	$68,400,000	$7,463
Series A Rights (2)	20,000,000	$0.01	$200,000	$22
Series B Rights (2)	20,000,000	$0.01	$200,000	$22
				$7,507

(1)       Represents shares to be distributed to the shareholders of Gold Resource Corporation.

(2)       Represents rights distributed in connection with Issuer's Shareholder Rights Agreement.

(3)      There is currently no market for the Issuer’s common stock. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities and Exchange Commission.

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine

PROSPECTUS

FORTITUDE GOLD CORPORATION

Common Stock

This Prospectus is being furnished to you as a shareholder of Gold Resource Corporation (“GRC”) in connection with the planned distribution (the “Spin-Off” or the “Distribution”) by GRC to its shareholders of all the shares of the common stock of Fortitude Gold Corporation (the “Company,” “we,” “our,” “us,” “FGC,” or the “Spin-Off”).

At the time of the Spin-Off, GRC will distribute all of our outstanding shares of common stock held by it (approximately 20,000,000 shares, subject to change prior to the record date of the Spin-Off) on a pro rata basis to the holders of GRC’s common stock. Each share of GRC’s common stock outstanding as of [____], Mountain Time, on [____], 2020, the record date for the Spin-Off (the “Record Date”), will entitle the holder to [__] shares of our common stock. The Distribution will be made in book-entry form by Computershare Trust Company, GRC’s Transfer Agent. Fractional shares of common stock will be distributed in connection with the Spin-Off.

The Spin-Off will be effective as of   [___], Mountain Time, on [___], 2020. Immediately after the Spin-Off, we will be an independent public company.

The shareholders of GRC are not required to vote on or take any other action in connection with the Spin-Off. GRC shareholders will not be required to pay any consideration for the common stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of GRC’s common stock or take any other action in connection with the Spin-Off.

GRC currently owns all of our outstanding shares of our common stock. Accordingly, there is currently no public market for our common stock. We have not sought to be traded on any exchange or on NASDAQ. However, we anticipate that our common stock will trade on the OTCQB platform of the OTC Market Group shortly after the Spin-Off.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

In reviewing this Prospectus, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 4 of this Prospectus.

This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Prospectus is [_______], 2020.

i

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words “plan,” “target,” “anticipate,” “believe,” “estimate,” “intend,” “expect” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include, without limitation, the statements regarding our strategy, future plans for development and production, future expenses and costs, future liquidity and capital resources, and future dividends. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Forward looking statements involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Risk Factors section of this prospectus.

In addition to the specific factors identified under the Risk Factors section of this prospectus, other uncertainties that could affect the accuracy of forward-looking statements include:

•	Commodity price fluctuations;

•	Governmental and regulatory permit requirements and timing;

•	Rock formations, faults and fractures, water flow or other unanticipated geological situations;

•	Unexpected changes in business and economic conditions, including the rate of inflation;

•	Changes in interest rates;

•	Timing and amount of production;

•	Technological changes in the mining industry;

•	Our operating costs and other costs of doing business;

•	Access to and availability of materials, equipment, supplies, labor and supervision, power and water;

•	Results of current and future feasibility studies;

•	The level of demand for our products;

•	Changes in our business strategy, plans and goals;

•	Interpretation of drill hole results and the geology, grade and continuity of mineralization;

•	Litigation by private parties or regulatory action by governmental entities;

•	Acts of God such as floods, earthquakes, and any other natural disasters; and

•	The impact of the COVID-19 Coronavirus.

This list, together with the factors identified in the Risk Factors section of this prospectus, is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations, and opinions only as of the date of this prospectus. We do not intend to update these forward-looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights certain information about Fortitude Gold Corporation (the “Company,” “we,” “our,” “us,” “FGC” or the “Spin-Off”) and information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider to fully understand the Spin-Off and its consequences to you. You should read this entire prospectus carefully.

This Prospectus is being furnished to you as a shareholder of Gold Resource Corporation (“GRC”) in connection with the planned Spin-Off by GRC to its shareholders of our of common stock. At the time of the Spin-Off, GRC will distribute all of our outstanding shares of common stock held by it (approximately 20,000,000 shares, subject to change prior to the record date of the Spin-Off) on a pro rata basis to the holders of GRC’s common stock. Each share of GRC’s common stock outstanding as of [____], Mountain Time, on [____], 2020, the record date for the Spin-Off (the “Record Date”), will entitle the holder to [__] shares of our common stock.

See the section of this prospectus captioned “The Spin-Off” for further information.

This Prospectus also pertains to the registration of Series A and Series B Rights which we issued to GRC, our sole shareholder. Following the date of this Prospectus, these rights will be distributed to the shareholders of GRC as part of the shares which will be issued in connection with the Spin-Off. See the section of this Prospectus captioned "Description of Securities- Shareholder Rights Agreement" for information concerning the Series A and Series B Rights.

Overview

Fortitude Gold Corporation is a mining company which pursues gold and silver projects that are expected to have both low operating costs and high returns on capital. We are presently focused on mineral production from our Isabella Pearl project in Nevada. Our processing facilities at the Isabella Pearl project produce doré from ore mined from an open-pit mine, which contains precious metals of gold and silver. We also continue exploration and evaluation work on our portfolio of other precious metal properties in Nevada and continue to evaluate other properties for possible acquisition.

Historically, GRC’s two mining units consisted of its Oaxaca Mining unit in Mexico and its Nevada Mining unit in the U.S.A. Each mining unit differs in jurisdiction, scale, processing facilities, and mine type. Separate strategic business plans are warranted for each mining unit going forward to best allow each unit to grow and add greater value in separate ways than a combined company would allow. The Oaxaca Mining unit plans to deploy more cashflow into operations for organic growth that may allow accretive merger and acquisition opportunities. The Nevada Mining unit targets the expansion of its gold production through the producing Isabella Pearl Mine and its portfolio of mining properties in the pipeline followed by potential future dividends targeting market appreciation through dividend yield. Following completion of the Spin-Off, each company is expected to be well-capitalized with a strong balance sheet, generating strong free cash flow and be well-positioned for future growth while pursuing different strategic business focuses. The potential benefits and the reason we pursued the Spin-Off includes, but are not limited to the following:

•	Allows the Nevada Mining unit to operate as a stand-alone company to employ a separate business strategy to maximize shareholder value.
•	Allocation of capital and cashflow in a more efficient and effective manner for a business strategy targeting future dividends and potential market valuations based on yield.
•	Unlock a value premium for the Nevada Mining unit through recognition of its operating location in one of the world’s premier mining jurisdictions.
•	Optimize capital structure for specific business strategy.
•	Allow company to focus on open-pit, heap leach operations in Nevada.

The Company’s Chief Executive Officer and Chairman of the Board look to replicate the legacy GRC success as a dividend focused, yield play with a tight capital structure. After ramping up production, the Company targets strong, near term cash flow from the Isabella Pearl operation for the exploration and development of the Company’s highly prospective property portfolio in Nevada’s Walker Lane mineralized trend. The Company plans to explore along the mineralized trend where the Company’s Isabella Pearl operation is located and discover and delineate new mineralization on its other properties with the goal of putting additional projects into production.

We were formed as a Colorado corporation on August 11, 2020. Our principal executive offices are located at 2886 Carriage Manor Point, Colorado Springs, Colorado 80906. After the Spin-Off we will obtain a new telephone number and email address and we will establish a website.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, or "JOBS Act.” An Emerging Growth Company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement for quarterly and annual reports filed with the U.S. Securities and Exchange Commission (“SEC”) to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	reduced disclosure concerning executive compensation arrangements;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have utilized some of these exemptions in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act provides that an emerging growth company utilize the extended transition period provided in Section 7(a)(2)(b) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which annual gross revenue equals or exceeds $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

RISK FACTORS

The price of our common stock may be materially affected by a number of risk factors, including those summarized below:

Risks Relating to Our Company

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of gold and silver and these prices can be volatile.  The profitability of our gold and silver mining operations and the value of our mining properties are directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, global or national political or economic conditions, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, and a number of other factors.

We derive our revenue from the sale of gold and silver and our results of operations will fluctuate as the prices of these metals change.  A period of significant and sustained lower gold and silver prices would materially and adversely affect our results of operations and cash flows. The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event mineral prices decline or remain low for prolonged periods of time, we may be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of gold or silver.

During 2019, the price of gold, as measured by the London P.M. fix, fluctuated from a low of $1,270 per ounce to a high of $1,546 per ounce while the price of silver fluctuated from a low of $14.38 per ounce to a high of $19.31 per ounce. As of October 31, 2020, gold and silver prices were $1,882 per ounce and $23.36 per ounce, respectively. The volatility in gold and silver prices is illustrated by the following table, which sets forth for each of the past five calendar years, the high, low, and average annual market prices in U.S. dollars per ounce of gold and silver based on the daily London P.M. fix:

	2015	2016	2017	2018	2019
Gold:
High	$1,297	$1,366	$1,346	$1,355	$1,546
Low	$1,049	$1,077	$1,151	$1,178	$1,270
Average	$1,160	$1,251	$1,257	$1,268	$1,393
Silver:
High	$18.23	$20.71	$18.56	$17.52	$19.31
Low	$13.71	$13.58	$15.22	$13.97	$14.38
Average	$15.68	$17.14	$17.04	$15.71	$16.21

Our production is currently limited to a single mine and any interruptions or stoppages in our mining activities would adversely affect our revenue. We are entirely dependent on revenues from a single mine to fund our operations. Any interruption in our ability to mine this location, such as a labor strike, natural disaster, or loss of permits would negatively impact our ability to generate revenue following such interruption. Additionally, if we are unable to economically develop additional mines, we will eventually deplete our reserves and will no longer generate revenue sufficient to fund our operations. A decrease in, or cessation of, our mining operations at this mine would adversely affect our financial performance and may eventually cause us to cease operations.

If we are unable to achieve anticipated gold and silver production levels, our financial condition and results of operations will be adversely affected. We have proceeded with the processing of ore from the Isabella Pearl mine at the Isabella Pearl project, based on estimates from our Proven and Probable Reserve report. However, risks related to reserve estimates, metallurgy, and/or mining dilution are inherent when working with extractable minerals. Sales of gold and silver that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold and silver predicted by our geological exploration, studies, and reports. If sales of gold and silver are less than anticipated, we may not be able to recover our investment in our properties and our operations may be adversely affected. Our inability to realize production based on quarterly or annual projections may also adversely affect the price of our common stock.

Estimates of proven and probable reserves are uncertain and the volume and grade of ore actually recovered may vary from our estimates. The proven and probable reserves stated in this prospectus represent the amount of gold and silver we estimated, at December 31, 2019, that could be economically and legally extracted or produced at the time of the reserve determination. Estimates of proven and probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the prices of gold and silver, as well as interpretations of geologic data obtained from drill holes and other exploration techniques. These prices and interpretations are subject to change.  If we determine that certain of our estimated reserves have become uneconomic, we may be forced to reduce our estimates.  Actual production may be significantly less than we expect.

Any material changes in mineral estimates and grades of mineralization may affect the economic viability of our current operations, our decision to place a new property into production and/or such property’s return on capital. There can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in a large-scale on-site operation in a production environment. Extended declines in market prices for gold or silver may render portions of our mineralization estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations, financial condition, and stock price.

Our current property portfolio is limited to one producing property and our ability to remain profitable over the long-term will depend on our ability to expand the known deposits on this property, and /or identify, explore and develop additional properties. Gold and silver producers must continually replace reserves depleted by production to maintain production levels over the long term and provide a return on invested capital. Depleted reserves can be replaced in several ways, including expanding known ore bodies, locating new deposits, or acquiring interests in reserves from third parties. Exploration is highly speculative in nature, capital intensive, involves many risks and is frequently unproductive. Our current or future exploration programs may not result in new mineral producing operations. Even if significant mineralization is discovered, it will likely take many years from the initial phases of exploration until commencement of production, during which time the economic feasibility of production may change.

From time to time, we may acquire mineral interests from other parties. Such acquisitions are based on an analysis of a variety of factors including historical exploration results, estimates of and assumptions regarding the extent of mineralized material, and/or reserves, the timing of production from such reserves and cash and other operating costs. In addition, we may rely on data and reports prepared by third parties (including the ability to permit and compliance with existing regulations) which may contain information or data that we are unable to independently verify or confirm. All of these factors are uncertain and may have an impact on our ability to develop the properties.

As a result of these uncertainties, our exploration programs and any acquisitions which we may pursue may not result in the expansion or replacement of our current production with new ore reserves or operations, which could have a material adverse effect on our business, prospects, results of operations and financial position and price of our common stock.

We may not be profitable.  Metal prices have a significant impact on our profit margin and there is no assurance that we will be profitable in the future. Unexpected interruptions in our mining business may cause us to incur losses, or the revenue that we generate from production may not be sufficient to fund continuing operations including exploration and mine construction costs. Our failure to generate future profits may adversely affect the price of our common stock.

We may require significant additional capital to fund our business plans. We may be required to expend significant funds to determine if mineralized material and proven and probable mineral reserves exist at any of our non-producing properties, to continue exploration, and if warranted, develop our existing properties and to identify and acquire additional properties to diversify our property portfolio.  If we receive the necessary permits and make a positive development decision, we will require significant additional capital to bring the project into production. We have spent, and may be required to continue to expend, significant amounts of capital for drilling, geological and geochemical analysis, assaying, feasibility studies, engineering, mine construction and development, and mining and process equipment in connection with our exploration, development, and production activities.

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including our historical and prospective results of operations, the status of the national and worldwide economy, the price of gold, silver and other valuable metals, the condition of the debt and equity markets, and the costs associated with extracting minerals. We may not be successful in generating or obtaining the required financing, or if we can obtain such financing, such financing may not be on terms that are favorable to us. Failure to obtain such additional financing could result in delay or indefinite postponement of further mining operations or exploration and construction and the possible partial or total loss of our interest in our properties.

If we do not hedge our exposure to fluctuations in gold and silver prices, we may be subject to significant reductions in price. We do not use hedging transactions with respect to any of our gold and silver production and we do not expect to do so in the future.  Accordingly, we are fully exposed to price fluctuations if precious and base metal prices decline. While the use of hedging transactions limits the downside risk of price declines, their use also may limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

Revenue from the sale of doré may be adversely affected by loss or damage during shipment and storage at our buyer’s facilities. We rely on third-party transportation companies to transport our doré to the buyer’s facilities for processing and further refining. The terms of our sales contracts with the buyers require us to rely on assay results from samples of our doré to determine the final sales value for our metals. Once the doré leaves our processing facility, we no longer have direct custody and control of these products. Theft, loss, road accidents, improper storage, fire, natural disasters, tampering or other unexpected events while in transit or at the buyer’s location may lead to the loss of all or a portion of our doré products. Such losses may not be covered by insurance and may lead to a delay or interruption in our revenue and as a result, our operating results may be adversely affected.

Exploration and, if deemed feasible, development of mineral properties is inherently risky and could lead to unproductive properties and/or capital investments. Our long-term success depends on our ability to identify additional mineral deposits on our properties and any other properties that we may acquire and to develop one or more of those properties into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently unproductive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment, or labor. The success of gold exploration is determined in part by the following factors:

•	The identification of potential gold mineralization based on surface and drill analysis;

•	Availability of government-granted exploration and construction permits;

•	The quality of our management and our geological and technical expertise; and

•	The capital available for exploration and development.

Substantial expenditures are required to establish proven and probable reserves through detailed drilling and analysis, to develop metallurgical processes to extract metal and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade, metallurgy, rock competency and proximity to infrastructure such as power, water and roads; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and local and community support. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our common stock and our ability to raise future financing.

We may acquire additional exploration stage properties and our business may be negatively impacted if reserves are not located on acquired properties. We may in the future acquire exploration stage properties. There can be no assurance that reserves will be identified on any properties that we acquire. We may experience negative reactions from the financial markets if we successfully complete acquisitions of additional properties and reserves are not located on acquired properties. These factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

To the extent that we seek to expand our operations and increase our reserves through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.  From time to time, we examine opportunities to make selective acquisitions in order to provide increased returns to our shareholders and to expand our operations and reported reserves and, potentially, generate synergies. The success of any acquisition would depend on a number of factors, including, but not limited to:

•	Identifying suitable candidates for acquisition and negotiating acceptable terms;

•	Obtaining approval from regulatory authorities and potentially our shareholders;

•	Implementing our standards, controls, procedures, and policies at the acquired business and addressing any pre-existing liabilities or claims involving the acquired business; and

•	To the extent the acquired operations are in a country in which we have not operated historically, understanding the regulations and challenges of operating in that new jurisdiction.

There can be no assurance that we will be able to conclude any acquisitions successfully, or that any acquisition will achieve the anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations, financial position, or trading price of our common stock.

We rely on contractors to conduct a significant portion of our operations and construction projects.  A significant portion of our operations and construction projects are currently conducted in whole or in part by third party contractors.  As a result, our operations are subject to a number of risks, some of which are outside our control, including:

•	The difficulty and inherent delay in replacing a contractor and its operating equipment in the event that either party terminates the agreement;

•	Reduced control and oversight over those aspects of operations which are the responsibility of the contractor;

•	Failure of a contractor to perform under its agreement;

•	Interruption of operations and construction or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	Injuries or fatalities on the job as a result of the failure to implement or follow adequate safety measures;

•	Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	Problems of a contractor with managing its workforce, labor unrest or other related employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operation, financial position, or trading price of our common stock.

The facilities and development of our mine and operations are subject to all of the risks inherent in development, construction, and operations. These risks include potential delays, cost overruns, shortages of material or labor, construction defects, breakdowns and injuries to persons and property. We expect to engage subcontractors and material suppliers in connection with the continued mine activities at the Isabella Pearl project. While we anticipate taking all measures which we deem reasonable and prudent in connection with our facilities, construction of the mine and the operation of the processing facility, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction or operation. Any delays would postpone our anticipated generation of revenue and adversely affect our operations, which in turn may adversely affect our financial position and the price of our common stock.

Construction of mine and process facilities is subject to all of the risks inherent in construction and start-up, including delays and costs of construction in excess of our projections. When applicable, many factors could delay or prevent the start or completion of, or increase the costs of, future projects or ongoing construction projects at our mine and process facility, including:

•	Design, engineering and construction difficulties or delays;

•	Cost overruns;

•	Our failure or delay in obtaining necessary legal, regulatory and other approvals;

•	Interruptions in the supply of the necessary equipment, or construction materials or labor or an increase in their price;

•	Injuries to persons and property;

•	Opposition of local and or non-governmental-organization interests; and

•	Natural disasters, accidents, political unrest, or unforeseen events.

If any of the foregoing events were to occur, our financial condition could be adversely affected and we may be required to seek additional capital, which may not be available on commercially acceptable terms, or at all. If we are unable to complete such construction, we may not be able to recover any costs already incurred. Even if construction of a mine and processing facility is completed as scheduled, the costs could exceed our expectations and result in a materially adverse effect on our business, results of operations, financial condition, and cash flows.

Our operations are subject to permitting requirements which could result in the delay, suspension, or termination of our operations.  Our operations, including our ongoing exploration drilling programs and production, require permits from governmental authorities. If we cannot obtain or maintain the necessary permits or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected.  We have from time to time relied on third party environmental firms to assist in our efforts to obtain and remain current with required regulations and permits.  While we attempt to manage and oversee third party firms, we are dependent on the firm to operate in a professional and knowledgeable manner.

Our ability to recognize the benefits of net losses is dependent on future cash flows and taxable income. We recognize deferred tax assets when the tax benefit is considered to be more likely than not of being realized; otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax laws could limit our ability to obtain the future tax benefits represented by our deferred tax assets. At December 31, 2019 GRC Nevada Inc. (our wholly owned subsidiary) had recorded a $2.1 million valuation allowance for our net deferred tax assets as a result of the net operating losses recorded to date.

Our continuing reclamation obligations at our operations could require significant additional expenditures. We are responsible for the reclamation obligations related to disturbances located on all of our properties.  We have a liability on our balance sheet to cover the estimated reclamation obligation. However, there is a risk that any reserve could be inadequate to cover the actual costs of reclamation when carried out. Continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional obligations and further, that the regulatory authorities may increase reclamation requirements to such a degree that it would not be commercially reasonable to continue mining and exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete. Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States (“U.S.”) and elsewhere throughout the world compete for properties and personnel on a global basis. We are a small participant in the gold mining industry due to our limited financial and personnel resources. We presently operate with a limited number of personnel and we anticipate operating in the same manner going forward. We compete with other companies in our industry to hire qualified personnel when needed to successfully operate our mine and processing facility. We may be unable to attract the necessary investment capital or personnel to fully explore and, if warranted, develop our properties and be unable to acquire other desirable properties. We believe that competition for acquiring mineral properties, as well as the competition to attract and retain qualified personnel, may continue to be intense in the future.

Our activities are subject to significant environmental regulations, which could raise the cost of doing business or adversely affect our ability to develop our properties. Significant state and federal environmental laws and regulations in the U.S. may hinder our ability to explore, develop, and operate. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the Bureau of Land Management.   Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses. Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future mining operations or construction we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and mining of mineral properties, such as, but not limited to:

•	Fluctuation in production costs that make mining uneconomic;

•	Labor disputes;

•	Unanticipated variations in grade and other geologic problems;

•	Environmental hazards;

•	Water conditions;

•	Difficult surface or underground conditions;

•	Industrial accidents;

•	Metallurgic and other processing problems;

•	Mechanical and equipment performance problems;

•	Unusual or unexpected rock formations;

•	Personal injury, fire, flooding, cave-ins and landslides; and

•	Global pandemics such as the COVID-19 Coronavirus.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and targeted production dates. We currently have limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write down of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable or result in additional expenses.

Title to mineral properties can be uncertain. Our ability to explore and operate our properties depends on the validity of our title to that property. Our U.S. mineral properties include patented and unpatented mining claims. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally riskier. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. There may be valid challenges to the title to our properties which, if successful, could impair development and/or operations.

We are dependent upon information technology systems, which are subject to disruption, damage, failure, and risks associated with implementation and integration. We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage, or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters, and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We may also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. If we are not able to successfully implement system upgrades or modifications, we may have to rely on manual reporting processes and controls over financial reporting that have not been planned, designed, or tested. Various measures have been implemented to manage our risks related to the system upgrades and modifications, but system upgrades and modification failures could have a material adverse effect on our business, financial condition and results of operations and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.

We do not insure against all of the risks to which we may be subject in our operations and development. While we currently maintain general commercial liability, pollution and property insurance in Nevada, we may be subject to liability for certain environmental, pollution or other hazards associated with mineral exploration and mine construction, for which insurance may not be available, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. We may also not be insured against all interruptions to our operations. Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our properties. A significant loss could force us to reduce or suspend our operations and development.

We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business. Due to the relatively limited number of personnel that we employ, we are dependent on certain individuals to run our business. These individuals include our executive officer and other key employees. If any of these individuals were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We have no life insurance on any individual, and we may be unable to hire a suitable replacement on favorable terms should that become necessary.

Risks Related to Our Common Stock

There currently exists no public trading market for our common stock and you will not be able to sell your shares of common stock if an active trading market does not develop. Although we expect that a public trading market will develop after the Spin-Off has been completed, there can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to sell your shares without considerable delay, if at all. If a market does develop, the price for our common stock may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Unless our common stock is listed on a national securities exchange, many brokerage firms may not be willing to sell our common stock on your behalf. Although we expect our common stock will trade on the OTCQB platform maintained by the OTC Markets Group, there is no assurance that our shares will be in fact traded on the OTCQB platform.

Our stock price may be volatile and as a result you could lose part or all of your investment. In addition to other risk factors identified and due to volatility associated with equity securities in general, our stock prices could decline due to the impact of numerous factors, including:

•	Changes in the worldwide price for gold and/or silver;

•	Adverse results from our exploration, development, or production efforts;

•	Producing at rates lower than those targeted;

•	Political and regulatory risks;

•	Weather conditions, including unusually heavy rains;

•	Failure to meet our revenue or profit goals or operating budget;

•	Decline in demand for our common stock;

•	Downward revisions in securities analysts’ estimates or changes in general market conditions;

•	Technological innovations by competitors or in competing technologies;

•	Investor perception of our industry or our prospects;

•	Lawsuits;

•	Actions by government or central banks; and

•	General economic trends.

Stock markets in general have experienced extreme price and volume fluctuations and the market prices of individual securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, you may be unable to sell your shares at a desired price.

Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock. Our Directors have the authority to issue up to 200,000,000 shares of common stock, 20,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without shareholder approval. Upon completion of the Spin-Off, we will have approximately 20,000,000 outstanding shares of common stock (subject to change prior to the record date of the Spin-Off) and no outstanding shares of preferred stock. Future issuances of our securities could be at prices substantially below the price paid for our common stock by our current shareholders. The issuance of a significant amount of our common stock may have a disproportionately large impact on our share price compared to larger companies.

Awards of our shares and stock options to employees may not have their intended effect. A portion of our total compensation program for our executive officers and key personnel will include the award of shares and options to buy shares of our common stock. If the price of our common stock performs poorly, such performance may adversely affect our ability to retain or attract critical personnel. In addition, any changes made to our stock option policies or to any other of our compensation practices which are made necessary by governmental regulations or competitive pressures could affect our ability to retain and motivate existing personnel and recruit new personnel.

 Our directors and officers may be protected from certain types of lawsuits. The laws of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our bylaws permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions of these items may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment, or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

We may issue shares of preferred stock that would have a liquidation preference to our common stock. Our Articles of Incorporation currently authorize the issuance of 20,000,000 shares of preferred stock. Our board of directors have the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future.

Although we presently have no commitments or agreements to issue any additional shares of preferred stock, authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of our shares of common stock.

Our Shareholder Rights Agreement may not be in the best interest of our shareholders. On October 15, 2020, we adopted a Shareholders Rights Agreement, commonly called a "Poison Pill", and declared a dividend of one Series A Right and one Series B Right, or collectively the Rights, for each share of our common stock which was outstanding on October 15, 2020. The Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The effect of the Rights may be to discourage a third party from attempting to obtain a substantial position in our common stock or seeking to obtain control of us. To the extent any potential acquisition is deterred by the Rights, the Rights may make the removal of management difficult even if the removal would be considered beneficial to our shareholders generally and may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if these transactions are not favored by our management.

You may have difficulty depositing your shares with a broker or selling shares of our common stock which you received in this offering. Many securities brokers will not accept securities for deposits and will not sell securities which trade in the over-the-counter market.

Further, for a securities broker which will accept deposit and agree to sell such securities in the over-the-counter market under certain circumstances, such broker may first require the customer to complete a questionnaire detailing how the customer acquired the shares, provide the securities broker with an opinion of an attorney concerning the ability of the shares to be sold in the public market, and pay a “legal review” fee which in some cases can exceed $1,000.

For these reasons, shareholders may have difficulty selling shares of our common stock.

We are an Emerging Growth Company, subject to less stringent reporting and regulatory requirements of other publicly held companies and this status may have an adverse effect on our ability to attract interest in our common stock. We are an Emerging Growth Company as defined in the JOBS Act. As long as we remain an Emerging Growth Company, we may take advantage of certain exemptions from various reporting and regulatory requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

The occurrence of the COVID- 19 pandemic may negatively affect our operations depending on the severity and longevity of the pandemic. On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new novel coronavirus (“COVID-19”) as a pandemic.

Precious metal mining is considered essential to support critical infrastructure under guidelines from the U.S. Department of Homeland Security and the State of Nevada. As a result, the Isabella Pearl Mine in Nevada has continued to operate at full capacity.

As of the date of this prospectus, there have been no significant impacts, including impairments, to our operations and financial statements. However, the long-term impact of the COVID-19 outbreak on our results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected. We are not able to estimate the duration of the pandemic and potential impact on our business if disruptions or delays in business developments and shipments of product occur. In addition, a severe prolonged economic downturn could result in a variety of risks to our business, including a decreased ability to raise capital when and if needed on acceptable terms, if at all.

Risks Relating to Our Spin-Off

We may be unable to make the changes necessary to achieve the perceived benefits of the Spin-Off and operate as an independent entity or we may incur greater costs, which could prevent us from operating profitably. Following the spin-off, GRC will have no obligation (beyond what is provided in the Separation Agreement and Management Services Agreement) to provide financial, operational, or organizational assistance to us.  As a consequence, we may not be able to successfully implement the changes necessary to operate independently.  We may also incur additional costs relating to operating independently that would cause our available cash resources to decline.  These costs may include, but are not limited to, board of director fees, salaries for personnel, investor relations, accounting and auditing services, legal fees, and shareholder and transfer agent costs.  We cannot guarantee that once we become a stand-alone company we will be profitable.

There could be significant liability if the distribution is determined to be a taxable transaction. There is no guarantee that the requirements for tax-free treatment under Section 355 of the Code will be satisfied with respect to the Spin-Off transaction. We have evaluated the requisite criteria, however, determination of taxability relies on certain facts, assumptions, representations and undertakings from the Company and Spin-Off regarding the past and future conduct of the companies’ respective businesses and other matters and the IRS may disagree with ours and our advisors’ assessments. If any of these facts, assumptions, representations, or undertakings is determined to be incorrect or not satisfied, the Company and its shareholders could be subject to significant tax liabilities following the distribution. We have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under U.S. tax laws.

We could have an indemnification obligation to GRC if the Spin-Off were determined not to qualify for non-recognition treatment. If, due to the breach of any of our covenants in the Separation Agreement with GRC, it were determined that the Spin-Off did not qualify for non-recognition of gain and loss, we could be required to indemnify GRC for the resulting taxes and related expenses. In addition, Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), generally creates a presumption that the Spin-Off would be taxable to GRC, if we or our shareholders were to engage in transactions that result in a 25% or greater change by vote or value in the ownership of our common stock during the two-year period beginning on the date that begins after the date of this Prospectus, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Spin-Off were taxable to GRC due to such 25% or greater change in the ownership of our common stock, GRC would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Spin-Off, and we generally would be required to indemnify GRC for the tax on such gain and related expenses. See “Relationship with Gold Resource Corporation After the Spin-Off- Separation Agreement” for more information.

We have agreed to numerous restrictions in the Separation Agreement with GRC to preserve the non-recognition treatment of the Spin-Off which restriction may limit our operating flexibility. We have agreed in the Separation Agreement with GRC to covenants that address compliance with Section 355(e) of the Code. These covenants may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might maximize the value of our business, and could discourage or delay transactions that our shareholders may consider favorable. See “Relationship with Gold Resource Corporation After the Spin-Off- Separation Agreement” for more information.

DIVIDEND POLICY

While our Board of Directors does anticipate authorizing the payment of cash dividends on our common stock in the foreseeable future, the determination to pay dividends will depend on many factors, including our financial condition, results of operations, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Colorado law, and any other factors our Board of Directors deems relevant.

OUR CORPORATE REORGANIZATION AND CAPITALIZATION

We were organized under the laws of the State of Colorado on August 11, 2020. On August 18, 2020, GRC transferred all of the 10,000 issued and outstanding common stock shares of its wholly-owned subsidiary GRCN to us in exchange for 20,000,000 shares of Fortitude’s common stock. With the share transfer, GRCN became a wholly-owned subsidiary of Fortitude and Fortitude became a wholly-owned subsidiary of GRC. Our audited financial statements as of August 15, 2020 and the unaudited financial statements as of September 30, 2020 are included in the Financial Statement section of this prospectus. Additionally, the audited financial statements of GRC Nevada Inc. for the years ended December 31, 2019 and 2018 are included in the Financial Statement section of this prospectus.

GRC will contribute $10 million in capital to the Company. This contribution will occur prior to the effective date of the Spin-Off. This capital contribution does not have to be repaid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fortitude Gold Corporation was incorporated in Colorado on August 11, 2020. On August 18, 2020 GRC transferred all of the issued and outstanding shares of GRCN to us. GRCN owns all of GRC’s former Nevada properties, including the Isabella Pearl project.

GRCN is a mining company which pursues gold and silver projects that are expected to have both low operating costs and high returns on capital. GRCN presently focuses on mineral production and exploration at our properties in Nevada, U.S.A. Our Isabella Pearl open pit mine produces gold and silver doré.

The following discussion summarizes the results of operations of GRCN and its subsidiaries for the two fiscal years ended December 31, 2019 and 2018 and for Fortitude Gold Corporation’s nine months ended September 30, 2020 and 2019. GRCN became our wholly-owned subsidiary on August 18, 2020. It also analyzes GRCN’s financial condition at December 31, 2019 and our financial condition at September 30, 2020 with a particular emphasis on September 30, 2020.

Since our inception, we, as a stand-alone entity, have not had any operations. As a result, the following discussion pertains only to our wholly owned subsidiary, GRCN.

Consolidated Results of Operations – Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Sales, net.  For the year ended December 31, 2019, consolidated sales, net were $15.1 million as compared to nil for the same period in 2018.  The increase is attributable to the Isabella Pearl operations commencing production and sales in May 2019 and selling 10,272 gold ounces in 2019.

Mine gross profit. For the year ended December 31, 2019, mine gross profit totaled $0.5 million compared to nil for the same period in 2018. The increase is attributable to the Isabella Pearl Mine commencing production and sales in May 2019. Production costs, depreciation and amortization and reclamation and remediation costs likewise commenced with the production of gold ounces. Gross profit in 2019 was decreased by a net realizable value inventory adjustment of $2.9 million related to lower grade ore mined during the initial start-up of the Isabella Pearl Mine.

General and administrative. For the year ended December 31, 2019, general and administrative expenses of $2.4 million did not materially change from $2.3 million for the same period in 2018.

Exploration expenses.  For the year ended December 31, 2019, property exploration expenses totaled $0.9 million as compared to $2.3 million for the same period of 2018. The decrease of $1.4 million was the direct result of the 2018 focus being on the release of our maiden Proven and Probable mineral reserve estimate for the Isabella Pearl project totaling 192,600 gold ounces at an average grade of 2.22 g/t and the 2019 focus being on achieving commercial production.

Other expense, net. For the year ended December 31, 2019, other expense, net of $0.2 million did not materially change from $0.2 million for the same period in 2018.

Net loss. For the year ended December 31, 2019 we recorded a net loss of $3.0 million compared to net loss of $4.8 million in the corresponding period for 2018. The decrease is due to the changes in our consolidated results of operations as discussed above.

Consolidated Results of Operations – Nine-months Ended September 30, 2020 Compared to Nine-months Ended September 30, 2019

Sales, net.  During the nine months ended September 30, 2020, we sold 17,205 and 21,046 gold and silver ounces, respectively, for net sales of $30.3 million as compared to 5,175 and 4,146 gold and silver ounces, respectively, for net sales of $7.5 million for the same period in 2019. The increase in 2020 is largely due to realizing a full nine months of production in 2020 as the Isabella Pearl Mine commenced production in May 2019 as well as higher grade ore mined in 2020.

General and administrative. For the nine months ended September 30, 2020, general and administrative expenses of $1.8 million did not materially change from $1.8 million for the same period in 2019.

Mine gross profit. For the first nine months of 2020, mine gross profit totaled $4.4 million compared to $0.4 million for the same period in 2019. This increase in mining gross profit is a result of higher average realized prices for sales and increased sales volumes as a result of higher grade ore mined in 2020.

Other expense, net. For the nine months ended September 30, 2020, other expense, net of $0.2 million did not materially change from $0.1 million for the same period in 2019.

Provision for income taxes. No income taxes were recorded for the nine months ended September 30, 2020, as we realized net operating losses. However, we recorded $0.7 million of Nevada Net Proceeds of Minerals Tax expense for the nine months ended September 30, 2020 and nil for the same period in 2019.

Net income (loss). For the nine months September 30, 2020, we recorded net income of $0.4 million compared to net loss of $2.2 million in the corresponding period for 2019. The change is due to the changes in our consolidated results of operations as discussed above.

COVID-19 Pandemic

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic based on the rapid increase in global exposure. In response to the pandemic, many jurisdictions, including the United States, instituted restrictions on travel, public gatherings, and certain business operations.

Currently the mining industry is listed as an essential business in the state of Nevada, accordingly, we continue to operate the Isabella Pearl Mine while utilizing safety measures. In an effort to mitigate the spread of COVID-19 and protect the health and safety of our employees, contractors, and communities, we have taken precautionary measures including specialized training, social distancing, screening workers before they enter facilities, a work from home mandate where possible, and close monitoring of national and regional COVID-19 impacts and governmental guidelines. Since our non-mining workforce is able to work remotely using various technology tools, we are able to maintain our operations and internal controls over financial reporting and disclosures.

We are not able to estimate the long-term impact of COVID-19 on our business, financial condition, results of operations, and liquidity for fiscal year 2020.

Factors Affecting Future Operating Results

The results of our operations depend in large part upon the market prices of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond our control. The level of interest rates, the rate of inflation, the stability of exchange rates, the world supply of and demand for gold, silver, and other metals, among other factors, can all cause significant fluctuations in commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments. The prices of gold and silver have fluctuated widely in recent years, and future price declines could cause a mineral project to become uneconomic, thereby having a material adverse effect on our business, financial condition and share price of our common stock. We have not entered into derivative contracts to protect the selling price for gold or silver. We may in the future more actively manage our exposure through derivative contracts or other commodity price risk management programs, although we have no intention of doing so in the near-term.

In addition to adversely affecting our reserve estimates, results of operations and/or our financial condition, declining gold and silver prices could require a reassessment of the feasibility of a project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause delays in the implementation of a project.

Other factors that will most significantly affect future operating results will be:

•	Ongoing production ramp up at the Isabella Pearl mine
•	Mine contractor meeting contractual terms
•	Operational execution and metallurgical recovery results
•	Replacement of ore mined by expansion of known mineralization or new discoveries
•	Permit requirements and timing
•	Retaining experienced personnel
•	Exploration results
•	Inflation and costs of production

Other than the foregoing we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on our revenues or expenses.

Liquidity and Capital Resources

GRCN’s primary sources of liquidity during development, construction and ramp up stages has been through cash contributions from GRC. As production and sales from our Isabella Peal Mine continues to increase, so has our cash position. As of September 30, 2020, we had a cash position of $6.8 million, which subsequently increased significantly to $11.1 million as of October 31, 2020, without additional cash contributions from GRC. We expect our liquidity to continue to improve in the near-term, as our production and sales increase. In addition, GRC will contribute $10 million upon completion of the Spin-Off.

As of September 30, 2020, we had positive working capital of $17.4 million, consisting of current assets of $25.8 million and current liabilities of $8.4 million. This represents an increase of $19.9 million from the negative GRCN working capital balance of $2.5 million at December 31, 2019. Our working capital balance fluctuates as we use cash to fund our operations, financing and investing activities, including exploration, mine development and income taxes.  With our working capital as of September 30, 2020 and the addition of the $10 million capital contribution by GRC upon spin-off (see Our Corporate Reorganization and Capitalization above), we believe that our liquidity and capital resources are adequate to fund our operations, exploration, capital, and corporate activities for the next twelve months.

GRCN sources and (uses) of cash for the years ended December 31, 2019 and 2018 and our sources and (uses) of cash for the nine months ended September 30, 2020 and 2019 are shown below:

	Year ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$(5,079)	$(5,342)	$2,741	$(8,047)
Capital expenditures	$(22,538)	$(16,028)	$(6,368)	$(15,673)
Contributions from GRC (1)	$29,635	$22,391	$10,567	$26,341
Repayment of loans	$(812)	$(596)	$(656)	$(597)
Payment on finance leases	$(410)	$(382)	$(326)	$(305)

(1)	Contributions from GRC are not expected to be repaid.

Off-Balance Sheet Arrangements

As of December 31, 2019, we had a $6.7 million off-balance sheet arrangement consisting of a $9.2 million surety bond off-set by a $2.5 million Reclamation Liability for future reclamation obligations for Isabella Pearl.

Contractual Obligations

The following table represents a summary of our contractual obligations at December 31, 2019, except short-term purchase order commitments arising in the ordinary course of business:

	Payments due by Period
	Total	2020	2021	2022	2023	Thereafter
	(in thousands)
Loan payable	$1,661	$879	665	$87	$30	$-
Finance lease obligation	863	438	398	12	12	3
Interest on loan payable	65	49	14	2	-	-
Interest on finance lease obligation	50	37	12	1	-	-
Operating lease obligations	7,257	7,257	-	-	-	-
Contract Mining Agreement(1)	8,073	8,073	-	-	-	-
	$17,969	$16,733	$1,089	$102	$42	$3

(1)	We signed a 24-month Contract Mining Agreement with a contract miner on November 14, 2018 relating to mining activities at our Isabella Pearl project. We will be paying the contract miner operational costs in the normal course of business. These costs represent the remaining future minimum payments for the Contract Mining Agreement over the initial 24 months of the agreement. The future minimum payments are determined by rates within the Contract Mining Agreement, estimated tonnes moved and bank cubic yards for drilling and blasting. The Contract Mining Agreement contains a renewal option, which was exercised on October 28, 2020 for a one-year term totalling $16.8 million.

Accounting Developments

For a discussion of Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements, please see Note 2 to the audited financial statements in the Financial Statement section of this prospectus.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions. The following discussion pertains to accounting estimates management believes are most critical to the presentation of our financial position and results of operations that require management’s most difficult, subjective, or complex judgments.

Revenue

Dore sales are recognized upon the satisfaction of performance obligations, which occurs when control of the doré transfers to the customer and price and quantity are agreed upon.  Transfer of control occurs once the customer takes possession of the doré.  Dore sales are recorded using quoted metal prices, net of refining charges.

Proven and Probable Reserves

Critical estimates are inherent in the process of determining our reserves. Our reserves are affected largely by our assessment of future metals prices, as well as by engineering and geological estimates of ore grade, accessibility, and production cost. Metals prices are estimated at three-year trailing averages. Our assessment of reserves occurs annually, and we may utilize external audits in the future. Reserves are a key component in the valuation of our property, equipment and mine development and related depreciation rates.

 Reserve estimates are used in determining appropriate rates of units-of-production depreciation, with net book value of many assets depreciated over remaining estimated reserves. Reserves are also a key component in forecasts, with which we compare estimated future cash flows to current asset values in an effort to ensure that carrying values are reported appropriately. Reserves are a culmination of many estimates and are not guarantees that we will recover the indicated quantities of metals or that we will do so at a profitable level.

Depreciation and Amortization

Capitalized costs are depreciated or amortized using the straight-line method or unit-of-production (“UOP”) method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets. Significant judgment is involved in the determination of the estimated life of the assets. Our estimates for reserves are a key component in determining our UOP rates. Our estimates of proven and probable ore reserves may change, possibly in the near term, resulting in changes to depreciation, depletion and amortization rates in future reporting periods. Productive lives range from 1 to 10 years, but do not exceed the useful life of the individual asset.

  Please see Note 1 to the audited financial statements in the Financial Statement section of this prospectus for depreciation rates of major asset categories.

Carrying Value of Stockpiles

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data), and the estimated metallurgical recovery rates.  Stockpile ore tonnages are verified by periodic surveys. Costs are added to stockpiles based on current mining costs, including applicable overhead and depreciation and amortization relating to mining operations and removed at each stockpile’s average cost per recoverable unit as material is processed.

We record stockpiles at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price based on short-term and long-term metals price assumptions that are applied to expected short-term (12 months or less) and long-term sales from stockpiles, less estimated costs to complete production and bring the product to sale. We recorded write-downs to reduce the carrying value of our current open-pit stockpiles at our Isabella Pearl Mine to net realizable value of $0.7 million in 2019 as a component of Production Costs,  primarily due to the realized ore grade during the ramp-up stage of the mining activities.  No net realizable value write-downs occurred in 2018. The significant assumption in determining the stockpile net realizable value at December 31, 2019 the gold price of $1,515 per ounce at December 31, 2019.

Carrying Value of Ore on Leach Pad

Ore on the leach pad represents ore that has been mined and placed on the leach pad where a solution is applied to the surface of the heap to dissolve the gold. Costs are added to ore on the leach pad based on current mining costs, including applicable depreciation and amortization relating to mining operations. Costs are removed from ore on the leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad. Estimates of recoverable ore on the leach pad is calculated from the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the grade of ore placed on the leach pad (based on assay data) and a recovery percentage (based on ore type). In general, the leach pad is estimated to recover between 60% and 81% of the contained ounces placed on the leach pad, depending upon whether run-of-mine or crushed ore is placed on the leach pad.

The metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. We recorded write-downs to reduce the carrying value of leach pad inventory at our Isabella Pearl Mine to net realizable value of $2.2 million in 2019 as a component of Production Costs,  primarily due to the expected lower realized ore grade during the ramp-up stage of the mining and processing activities. The significant assumption in determining the net realizable value for the leach pad inventory at December 31, 2019 the gold market price of $1,515 per ounce at December 31, 2019.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets to be held and used, using a fair-value based approach when events and circumstances indicate that the related carrying amount of our assets may not be recoverable. The economic environment and commodity prices may be considered as impairment indicators for the purposes of these impairment assessments. In accordance with U.S. GAAP, the carrying value of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group is less than its carrying value. In that event, a loss will be recorded in our consolidated statements of operations based on the difference between book value and the estimated fair value of the asset or asset group computed using discounted estimated future cash flows, or the application of an expected fair value technique in the absence of an observable market price. Future cash flows include estimates of recoverable quantities to be produced from estimated proven and probable mineral reserves, commodity prices (considering current and historical prices, price trends and related factors), production quantities, production costs, and capital expenditures, all based on life-of-mine plans and projections. In estimating future cash flows, assets are grouped at the lowest level for which identifiable cash flows exist that are largely independent of cash flows from other asset groups. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

Asset Retirement Obligation/Reclamation and Remediation Costs

Our mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs that we will incur to complete the work required to comply with existing laws and regulations. Actual costs may differ from the amounts estimated. Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Stock-based Compensation

We account for stock-based employee compensation plans under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all stock-based payments to employees, including stock grants, and grants of stock options, to be measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis over the period during which the employee is required to perform service in exchange for the award.

Stock-based compensation expense is recorded net of estimated forfeitures in our consolidated statements of operations and as such is recorded for only those stock-based awards that we expect to vest. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates.

Income Taxes

The calculation of income tax expense, deferred tax assets and deferred tax liabilities involve significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make assumptions about future earnings, tax planning strategies and the extent to which potential future tax benefits will be used. We are also subject to assessments by various taxation authorities which may interpret tax legislation differently, which could affect the final amount or the timing of tax payments.

OUR BUSINESS

On August 18, 2020, GRC transferred all of the issued and outstanding shares of GRCN to us. GRCN owns all of GRC’s former Nevada properties, including the Isabella Pearl project. All references to “us” include our wholly owned subsidiary, GRCN unless the context requires otherwise.

We own 100% of five properties in Nevada, totaling 1,419 unpatented mining claims covering approximately 26,900 acres, subject to the paramount title of the United States of America, under the administration of the Bureau of Land Management (“BLM”). Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the owner (locator) has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM.  Currently, annual claim maintenance fees are the only federal payments related to unpatented mining claims.  Annual maintenance fees of $251,607 were paid during 2020.

In addition to the unpatented claims, we also own or lease 28 patented mining claims and fee lands covering approximately 600 acres in Mineral County, Nevada.  The patented claims and fee lands are subject to payment of annual property taxes made to the county where they are located.  Annual property taxes on our patented claims and fee lands have been paid through June 30, 2021.

Our properties in Nevada are located in the Walker Lane Mineral Belt which is known for its significant and high-grade gold and silver production.  Activities at our properties in Nevada range from exploration, mineral delineation, and production. We believe that our Nevada properties have excellent potential for additional discoveries of both bulk tonnage replacement-type and bonanza-grade vein-type gold deposits, similar to other gold deposits historically mined by other companies in the Paradise Peak, Borealis, Bodie, Tonopah, and Goldfield districts.

Properties Overview

Our primary focus is to discover, delineate and advance potential open pit heap leach gold operations in Nevada and commence production on all properties where we discover economic deposits.  We believe that our property portfolio is highly prospective based on geology, surface samples, and drill results. Close proximity between producing and prospective properties (approximately 50 kilometers or 30 miles or less in radius) may allow for equipment sharing and synergies whereby we may move equipment and resources from one project to the next.   Our properties are being explored at various stages at any given time. Our primary focuses in 2020 and 2021 for our drill programs include testing exploration targets along the mineralized trend and structural corridor where our Isabella Pearl mine is located, planned delineation drilling of the known mineralized zones at Golden Mile and initial exploration drilling at our East Camp Douglas property in late 2020.

Isabella Pearl project (Production and exploration phase): We produce gold and silver doré from our Isabella Pearl Mine, heap leach operation and associated processing plant. We expect annual gold production to continue to increase into 2021 as we mine the higher-grade material in the Pearl deposit. Our most recent Proven and Probable reserve report as of December 31, 2019 includes 220,100 ounces gold at 3.05 g/t average grade. We expect gold recoveries of approximately 81% for crushed ore and 60% for the run-of-mine (“ROM”) ore. The deposit has a 3% net smelter royalty (“NSR”) on production. The Isabella Pearl deposit sits along a mineralized structural corridor where at least 4 historic open pit heap leach operations operated to the southeast along trend. We have acquired an interest approximately 10 kilometers (6 miles) of this structural corridor to the northwest of the Isabella Pearl deposit and target future exploration and discovery of additional mineralized zones. The property covers a large district-size land position with an area of approximately 8,900 acres consisting of 496 unpatented claims.

Golden Mile property (Delineation and exploration phase): On June 15, 2020, we acquired the Golden Mile property. The sellers retained a 3% NSR on future production from the property. We have the right to buy down 1% of the NSR for $1.5 million. Third-party drill highlights include 36.6 meters of 10.26 g/t gold and 6.10 meters of 46.53 g/t gold. The property covers a large district size land position with an area of approximately 9,300 acres. We target future drill programs to further delineate at least two known areas of mineralization and discover additional mineralized zones.

East Camp Douglas property (Exploration phase): A large district size land position of approximately 5,600 acres. The property has a 3% NSR on future production from the property. A lithocap associated with high grade gold indicates proximity to an intrusive center for potential to host significant mineralization. Third-party drill highlights include 22.86 meters of 13.55 g/t gold. We received BLM approval of our Notice of Intent granting permission to drill the lithocap area and an initial drill program commenced in Q3, 2020.

Mina Gold property (Exploration phase): Adjoining the northwest edge of the Golden Mile property, a mineralized zone has been identified with drill highlights including 15.24 meters of 3.86 g/t gold. The property has a 3% NSR on future production. Early metallurgical test work indicates the mineral is amenable to heap leaching. We have drilled on the patented claims and target testing the mineral extent on the unpatented claims. The Mina Gold property consists of approximately 1,200 acres.

 County Line property (Exploration phase): Located 23 kilometers (14 miles) north of the Isabella Pearl project, County Line has historic open pits with potential for additional mineralization discovery. The property has a 3% NSR on future production. Third-party drill highlights include 9.15 meters of 3.86 g/t gold and third-party channel samples of 33.50 meters of 3.76 g/t gold in the historic pit. Numerous untested targets remain on the property. The property covers a land position with an area of approximately 2,400 acres.

The maps and charts below show the general location and gold grade highlights of our properties:

Production Property

Isabella Pearl

Location and Access:  The Isabella Pearl project is located in the Gabbs Valley Range in Mineral County, approximately 240 kilometers (150 miles) southeast of Reno, Nevada.  Access to the project is by a paved road approximately 10-kilometer (6 miles) north of the town of Luning, Nevada. The project has good connections to the infrastructure of west-central Nevada, with access roads to the project site linking to Nevada state route 361 and U.S. Route 95, the main highway between Reno and Las Vegas, Nevada.

Geology and Mineralization: The Isabella Pearl project is located in the central portion of the Walker Lane Mineral Belt, a major northwest-trending zone on the western border of Nevada characterized by a series of closely spaced dextral strike-slip faults that were active throughout much of the middle to late Cenozoic period.  Volcanic rocks of middle Tertiary age cover much of the property and include intermediate lava flows and ignimbrite ash-flow sheets.  The volcanic rocks unconformably overlie Mesozoic strata including Triassic and Jurassic sedimentary units and Cretaceous and Jurassic igneous units.  Within the regional Walker Lane tectonic setting, several major fault zones trend through the property and are dominated by various splays and offset branches that host the gold mineralization in the area.

The gold-silver mineralized zones mainly include the Isabella, Pearl, and Civit Cat deposits, collectively referred to as the Isabella Pearl deposit.  Alteration and mineral assemblages at Isabella Pearl, including widespread argillic alteration and generally abundant alunite, indicate the deposits belong to the high-sulfidation class of epithermal mineral deposits.  Potassium-Argon age determinations indicate the mineralization is about 19 Ma, some 7 to 10 million years younger than the age of the host rocks.  This early Miocene age conforms to the age of other high-sulfidation epithermal precious-metal deposits in the Walker Lane (e.g., Goldfield and Paradise Peak).

Facilities:  We were granted a positive Record of Decision (“ROD”) from the BLM on the Environmental Assessment (“EA”) for the Isabella Pearl project in May 2018.  This final permit allowed us to move the project forward into development and construction.  Construction progress in 2018 included the completion of haul roads, office and laboratory buildings, construction of and liner placement on the heap leach pad, the pregnant and barren solution ponds, and connection of the water well.  In 2018, we began installation of the Adsorption, Desorption and Recovery (ADR) processing facility, installed our crushing facility and commenced mining and waste removal of the first of several benches of the lower grade Isabella portion of the deposit with its estimated average grade of ~1 g/t gold. We achieved first gold production approximately 10 months after breaking ground on the project. During the second quarter of 2020 our overburden removal reached the first benches in the high-grade Pearl portion of the deposit estimated at ~3.7 g/t average with a ~5.0 g/t gold core deeper.

Operating Data: The following tables summarize certain information about our operations at our Isabella Pearl project for the periods indicated:

	Year ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
Ore mined
Ore (tonnes)(1)	934,723	-	490,620	770,446
Gold grade (g/t)	0.76	-	1.60	0.70
Low-grade stockpile (tonnes)
Ore (tonnes)	529,959	-	70,467	472,120
Gold grade (g/t)	0.51	-	0.52	0.52
Pre-strip waste	3,801,302		1,346,316	2,514,809
Waste (tonnes)	703,058	-	3,597,770	432,530
Metal production (before payable metal deductions)(2)
Gold (ozs.)	10,883	-	16,747	5,381
Silver (ozs.)	9,752	-	20,154	4,459

(1)	2019 amounts include run-of-mine ore and initial over liner of the heap leach pad.
(2)	The difference between what we report as "metal production" and "metal sold" is attributable to the difference between the quantities of metals contained in the doré we produce versus the portion of those metals actually paid for according to the terms of our sales contracts. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades and recoveries which impact the amount of metals contained in doré produced and sold.

	Year ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
Metal sold
Gold (ozs.)	10,272	-	17,205	5,175
Silver (ozs.)	8,332	-	21,046	4,146
Average metal prices realized (1)
Gold ($ per oz.)	1,468	-	1,773	1, 455
Silver ($ per oz.)	17.04	-	19.86	17.19

Total cash cost before by-product credits per gold ounce sold	$1,054	$-	$1,182	$999
Total cash cost after by-product credits per gold ounce sold	$1,040	$-	$1,158	$985
Total all-in sustaining cost per gold ounce sold	$1,049	$-	$1,191	$1,002

(1)	Average metal prices realized vary from the market metal prices due to final settlement adjustments from our provisional invoices when they are settled. Our average metal prices realized will therefore differ from the market average metal prices in most cases.

Exploration Properties

Golden Mile

On June 15, 2020, we purchased a 100% interest in the Golden Mile property located in Nevada’s Walker Lane Mineral Belt. The property covers an area of approximately 9,300 acres consisting of 451 unpatented and 5 patented claims. Located in the Bell Mining District, Mineral County, Nevada, approximately 36 kilometers (22 miles) east of the town of Luning, Nevada. Mineralization at the property is intrusion related, with primary gold and copper mineralization associated with skarn style replacement in carbonate units. Secondary mineralization is associated with structurally controlled stockwork and breccia zones. The “Golden Mile Stock” quartz diorite-granodiorite body is believed to be responsible for the gold-copper skarn mineralization. The stock is only exposed on surface in three small areas because most of its northern extent is covered by Tertiary volcanics. In late 2020, we plan for an initial drill program to target one of the two known areas of mineralization for confirmation and delineation drilling. Numerous additional exploration targets exist. In 2021, we plan to evaluate the known mineralized zones among a much larger conceptual project plan of multiple open pits along a trend at Golden Mile to the northwest and onto the Mina Gold property. We are evaluating the potential of at least three pits feeding ore to a strategically located heap leach and process facility. The conceptualized process plant is being evaluated to take the gold to carbon stage and then haul the carbon for processing at our ADR facility at Isabella Pearl for final doré production. Base line and background studies are being evaluated and budgeted alongside exploration efforts to move this property forward.

East Camp Douglas

In January 2017, we purchased a 100% interest in the East Camp Douglas gold property located in Nevada’s Walker Lane Mineral Belt.  The property covers an area of approximately 5,600 acres consisting of 289 unpatented claims, 16 patented claims and additional fee lands in Mineral County, Nevada. Precious metal epithermal mineralization at East Camp Douglas occurs as both widespread high sulfidation alteration areas and low sulfidation veins.  Modern exploration by several mining and exploration companies has established modest gold resource potential in five separate areas on the property, with over 3,000 meters of drill core and a large exploration database.  We believe this large property has numerous untested gold targets with open pit heap leach potential warranting an extensive exploration program.   We continued our review of historical geological, exploration and mining data on the East Camp Douglas property during 2019.  Field exploration activities included surface geologic mapping, rock chip sampling and collection of samples for spectral analysis in the vicinity of workings of the historic Kernick, Sunset, and Triumph mine areas. We also commenced initial 3D-modeling for the historic mine areas.  These historic mines and the lithocap area continue to be evaluated for surface drilling in the future. We initiated our first drill program to begin testing the very large lithocap area near the south end of the property during the third quarter of 2020.

Mina Gold

In August of 2016, we purchased 100% interest in the Mina Gold property located in Nevada’s Walker Lane Mineral Belt.  The property has the potential to be a future open pit heap leach gold operation.  Mina Gold reported a historic third-party estimate of mineralized material totaling 1,606,000 tonnes grading 1.88 g/t gold.  The property covers an area of approximately 1,200 acres consisting of 61 unpatented claims and 5 patented claims.  During 2018, we completed an 11-hole reverse circulation drilling program totaling 885 meters on the Mina Gold property.  This drilling targeted expansion along strike and to depth known surface high-grade gold mineralization on our patented claims.  In 2019, we reviewed results from previous surface drilling to guide follow-up drilling planned and other exploration activities for Mina Gold. During 2019, we expanded our land position at Mina Gold by leasing an additional 18 unpatented lode mining claims.  These claims will be evaluated along with our other claims at the Mina Gold property in preparation for future surface drilling programs. In 2020 and 2021, we plan to evaluate the known mineralized zone among a much larger conceptual plan of multiple open pits along a trend to the south east onto the Golden Mile property whereby feeding ore to a strategically located heap leach and process facility. The conceptualized process plant is being evaluated to take the gold to carbon stage and then haul the carbon for processing at our ADR facility at Isabella Pearl for final doré production. Base line and background studies are being evaluated and budgeted.

County Line

In March 2018, we purchased a 100% interest in the County Line property.  The property is located close to our other Nevada properties in central Nevada’s Walker Lane Mineral Belt in Mineral and Nye counties.  In addition, we staked additional unpatented claims around the property to strengthen the land position and exploration potential. The total land package is 2,400 acres consisting of 116 unpatented lode mining claims and 6 unpatented placer mining claims.  During 2018, we reviewed historical geological, exploration and mining data along with conducting surface mapping and rock chip sampling at County Line in preparation for a future initial surface drilling program.

Proven and Probable Reserves

The term “proven (measured) reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade, and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of reserves is well established. The term “probable (indicated) reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As of December 31, 2019, our estimate of Proven and Probable (“P&P”) reserves, all of which pertain to the Isabella Pearl project, was:

Description	Tonnes	Gold g/t	Silver g/t	Precious Metal Gold Equivalent g/t	Gold Ounces	Silver Ounces	Precious Metal Gold Equivalent Ounces
Isabella Pearl Project
Proven	893,300	5.39	35	5.82	154,800	998,000	167,300
Probable	1,354,100	1.50	7	1.59	65,300	312,700	69,200
Isabella Pearl Project Total	2,247,400	3.05	18	3.27	220,100	1,310,700	236,500
Total	2,247,400	3.05	18	3.27	220,100	1,310,700	236,500

Notes to the 2019 P&P reserves:

1.	Metal prices used for P&P reserves were $1,306 per ounce of gold and $16.32 per ounce of silver. These prices reflect the three-year trailing average prices for gold and silver.

2.	Precious metal gold equivalent is 80.03:1 determined by taking gold ounces produced or sold, plus silver ounces produced or sold converted to precious metal gold equivalent ounces using the gold to silver average price ratio for the period.

3.	For the Isabella Pearl Mine, the quantities of material within the designed pits were calculated using a cutoff grade of 0.44 Au g/t.

4.	Mining, processing, energy, administrative and smelting/refining costs were based on 2019 actual costs for the Isabella Pearl Mine.

5.	Metallurgical gold recovery assumptions used for the Isabella Pearl project were 81% for crushed ore and 60% for ROM ore. These recoveries reflect predicted average recoveries from metallurgical test programs.

6.	Isabella Pearl P&P reserves are diluted and factored for expected mining recovery.

7.	Figures in tables are rounded to reflect estimate precision and small differences generated by rounding are not material estimates.

For comparison, at December 31, 2018, our estimate of P&P reserves was:

Description	Tonnes	Gold g/t	Silver g/t	Precious Metal Gold Equivalent g/t	Gold Ounces	Silver Ounces	Precious Metal Gold Equivalent Ounces
Isabella Pearl Project
Proven	719,800	5.65	35	6.10	130,700	801,600	141,300
Probable	2,214,600	1.18	5	1.25	84,100	375,100	89,000
Isabella Pearl Project Total	2,934,400	2.28	12	2.44	214,800	1,176,700	230,300
Total	2,934,400	2.28	23	2.44	214,800	1,176,700	230,300

Notes to the 2018 P&P reserves:

1.	Metal prices used for P&P reserves were $1,258 per ounce of gold and $16.62 per ounce of silver. These prices reflect the three-year trailing average prices for gold and silver.

2.	Precious metal gold equivalent is 75.69:1 determined by taking gold ounces produced or sold, plus silver ounces produced or sold converted to precious metal gold equivalent ounces using the gold to silver average price ratio for the period.

3.	For the Isabella Pearl project, the quantities of material within the designed pits were calculated using a cutoff grade of 0.61 Au g/t for crushed ore and 0.38 Au g/t for Run-of-Mine (“ROM”) ore.

4.	Mining, processing, energy, administrative and smelting/refining costs were based on 2018 cost estimates used for the Isabella Pearl project feasibility study.

5.	Metallurgical gold recovery assumptions used for the Isabella Pearl project were 81% for crushed ore and 60% for ROM ore. These recoveries reflect predicted average recoveries from metallurgical test programs.

6.	Silver is an economic mineral of interest but only a minor amount will be recovered. Silver recoveries were not considered in the Isabella Pearl project feasibility study.

7.	Isabella Pearl P&P reserves are diluted and factored for expected mining recovery.

8.	Figures in tables are rounded to reflect estimate precision and small differences generated by rounding are not material to estimates.

Our P&P Reserve estimates were prepared by Gold Resource Corporation’s technical staff under the direction of Fred H. Brown, Senior Resource Geologist, and Barry Devlin, Vice President of Exploration.  Mr. Brown graduated with a Bachelor of Science degree in Geology from New Mexico State University in 1987, obtained a Graduate Diploma in Engineering (Mining) in 1997 from the University of the Witwatersrand and a Master of Science in Engineering (Civil) from the University of the Witwatersrand in 2005.  He is registered with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geoscientist and the Society for Mining, Metallurgy and Exploration as a Registered Member.  Mr. Devlin holds a Bachelor of Science degree with honors in Geology, 1981, and a Masters in Geology, 1987, from the University of British Columbia, Vancouver, Canada. He is also a Professional Geologist registered with the Association of Professional Engineers and Geoscientists of British Columbia.

For a description of the key assumptions, parameters and methods used to estimate Proven and Probable Reserves included in this prospectus, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other factors, investors may review the annual reserve report filed as Exhibit 99.2 to our registration statement on Form S-1, of which this prospectus is a part.

Future Exploration

During the twelve months ending September 30, 2021, we anticipate spending approximately $1.6 million for exploration activities.  Exploration expenditures may be modified depending on exploration results, metal market conditions and available capital.

Condition of Physical Assets and Insurance

Our business is capital intensive and requires ongoing investment for the replacement, modernization or expansion of equipment and facilities. We maintain insurance policies against property loss and business interruption and insure against risks that are typical in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage, particularly with respect to property loss, environmental liability, and political risk. There can be no assurance that claims would be paid under such insurance policies in connection with a particular event.

Environmental Matters

We conduct our operations so as to protect the environment and believe our operations are in compliance with applicable laws and regulations in all material respects. Our operating mine has a reclamation plan in place that we believe meets all applicable legal and regulatory requirements. At September 30, 2020, $4.1 million was accrued on our consolidated balance sheet for reclamation costs relating to operating and development properties.

Competitive Business Conditions

The acquisition of gold and silver properties is subject to intense competition. Identifying and evaluating potential mining prospects is a costly and time-consuming endeavor. We may be at a competitive disadvantage compared to many other companies with regard to exploration and, if warranted, advancement of mining properties. We believe that competition for acquiring mineral prospects will continue to be intense in the future.

Government Regulations and Permits

In the U.S., an unpatented mining claim on unappropriated federal land may be acquired pursuant to procedures established by the Mining Law of 1872 and other federal and state laws.  These acts generally provide that a citizen of the U.S. (including a corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon appropriate federal lands, provided that such lands have not been withdrawn from mineral location, e.g., national parks, military reservations and lands designated as part of the National Wilderness Preservation System.  The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions.  These uncertainties relate to such non-record facts as the sufficiency of the discovery of minerals, proper posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record.  Prior to discovery of a locatable mineral on an unpatented mining claim, a mining claim may be open to location by others unless the owner is in possession of the claim.

To maintain an unpatented mining claims in good standing, the claim owner must file with the Bureau of Land Management (“BLM”) an annual maintenance fee ($165 for each claim, which may change year to year), a maintenance fee waiver certification, or proof of labor or affidavit of assessment work, all in accordance with the laws at the time of filing which may periodically change.

In connection with mining, milling and exploration activities, we are subject to United States federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. The departments responsible for the environmental regulation include the United States Environmental Protection Agency (“EPA”), the Nevada Department of Environmental Protection (NDEP), Bureau of Land Management (“BLM”) and the Nevada Department of Wildlife (“NDOW”).  Any of these regulators have broad authority to shut down and/or levy fines against facilities that do not comply with their environmental regulations or standards. Potential areas of environmental consideration for mining companies, including ours, include but are not limited to, acid rock drainage, cyanide containment and handling, contamination of water sources, dust, and noise.

We have obtained the permits necessary to develop, construct, and operate our Isabella Pearl project.   In connection with these permits and exploration activities in Nevada, we are subject to various federal, state and local laws and regulations governing protection of the environment, including, but not limited to, the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right-to-Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws. These laws and regulations are continually changing and are generally becoming more restrictive.

Customers

For the year ended December 31, 2019 and for the nine months ended September 30, 2020, one customer accounted for 100% and 94% of our revenue from our Isabella Pearl mine, respectively. In the event that our relationship with this customer is interrupted for any reason, we believe that we would be able to locate another entity to purchase our products. However, any interruption could temporarily disrupt the sale of our principal products and adversely affect our operating results. We periodically review our options for alternative sales outlets to mitigate the concentration of risk in case of any unforeseen disruptions.

Employees and Contractors

We have 56 full-time employees, one of which serves as our executive officer. These individuals devote all of their business time to our affairs.

We contract for the services of approximately 60 individuals employed by third parties in Nevada and also use various independent contractors for environmental permitting, mining, surface exploration drilling and trucking.

As discussed in the Relationship with Gold Resource Corp. Following the Spin-Off section of this prospectus, we will contract with GRC for the services described within the agreement.

Office Facilities

Our executive and administrative headquarters are located at 2886 Carriage Manor Point, Colorado Springs, Colorado 80906 under a renewable one-year lease at a cost of $4,000 per month.

Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Item 104 of Regulation S-K is included as Exhibit 99.1 to the registration statement on Form S-1, of which this prospectus is a part.

MANAGEMENT

Officers and Directors

Name	Age	Position
Jason D. Reid	47	Chief Executive Officer, President and Director

Bill M. Conrad	64	Chairman of the Board of Directors

Our directors serve in such capacity until the next annual meeting of our shareholders and until their successors have been duly elected and qualified. Our officers serve at the discretion of our directors. Our officers devote substantially all of their time to our business.

Jason D. Reid was appointed as our CEO, President and Director on August 11, 2020. Upon completion of the Spin-Off from GRC. Mr. Reid will step down from GRC where he will have previously served for over 14 years including CEO, President and Director positions. Mr. Reid joined GRC in 2006 when it was a private company and helped take it public with a self-underwritten IPO. Mr. Reid was part of a management team that took GRC from an exploration stage company, to a development stage company, to a gold and silver dividend paying producer. Under his tenure as President, GRC achieved 9 consecutive years of profitability, over a decade of production, generated over $1 billion in revenue and returned over $114 million in dividends to shareholders. At GRC, he also co-created and initiated the first known cash to physical gold and silver dividend program whereby shareholders could take delivery of precious metals. As an entrepreneur prior to GRC, Mr. Reid was the founder and president of two successful businesses, he ran for 13 years. He holds a Bachelor of Science degree from Fort Lewis College.

Our Board of Directors believes that Mr. Reid’s experience founding and operating his own business, as well as over fourteen years of mining industry experience, and significant participation in the development of business strategy and decision-making for the Company provides him with the appropriate experience and qualifications to serve as a member of our Board.

Bill M. Conrad was appointed Chairman of the Board of Directors on August 11, 2020. He also serves on the Board of Directors of GRC. Since June 2006, Mr. Conrad has held several positions on the GRC Board of Directors including Lead Independent Director, Audit Committee Chairman, Compensation Committee Chairman, and Nominating and Governance Committee Chairman. He currently serves as the Chairman of GRC’s Board, a position he has held since January 2014.

Over the past 35 years, Mr. Conrad has held executive suite positions with several public and private companies. These positions include CEO, President, Vice President, and CFO. In 1990, Mr. Conrad cofounded MCM Capital Management, Inc. a private management consulting firm which assisted private and public companies with management, financial needs, mergers, acquisitions, public and private markets, and funding and finance sources. MCM ceased operations in 2012 so that the principals could pursue other activities.

From August 2008 until March 2017, Mr. Conrad was a Director of Synergy Resources Corp. (NYSE American: SYRG & SRCI), an oil and gas company operating in the DJ Basin of Colorado. Mr. Conrad was a member of the Audit Committee, member of the Nominating Committee and Chairman of the compensation committee during his tenure at SYRG. From September 2013 until June of 2020, Mr. Conrad was the Chairman of the Board of Petroshare Corp., a publicly traded E&P company located in Denver, Colorado.

Our Board believes that the management and corporate finance experience developed by Mr. Conrad over 35 years serving as an executive officer and director of numerous private and publicly-traded companies, his extractive industry experience, as well as his familiarity with relevant accounting principles and financial statement presentation, qualifies Mr. Conrad to serve as a director.

Our Board of Directors has the ultimate responsibility to evaluate and respond to risks facing us. Our Board of Directors fulfills its obligations in this regard by meeting on a regular basis and communicating, when necessary, with our officers.

We have adopted a Code of Ethics which is applicable to our principal executive, financial, and accounting officers and persons performing similar functions. The Code of Ethics is filed as Exhibit 14 to our registration on Form S-1, of which this prospectus is a part.

Holders of our common stock can send written communications to our entire Board of Directors, or to one or more Board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our corporate office in Colorado Springs, Colorado. Communications addressed to the Board of Directors as whole will be delivered to each Board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

A security holder communication not sent to the Board of Directors as a whole is not relayed to Board members which did not receive the communication.

Mr. Conrad is one of our two Directors and after this offering will continue as a Director of GRC. Although our operations are presently in Nevada and the operations of GRC are in Mexico, it is possible that some of our operations and those of GRC may in the future be in the same areas. Conflicts also may arise with respect to the Separation Agreement and the Management Services Agreement we have with GRC. In such a case, a conflict of interest may arise with respect to Mr. Conrad’s actions as our Director and a Director of GRC. If a conflict does arise, Mr. Conrad will recuse himself from voting as one of our Directors and as a Director of GRC.

Executive Compensation

Our executive officers are compensated through the following three components:

•	Base Salary

•	Short-Term Incentives (cash bonuses)

•	Long-Term Incentives (equity-based awards)

•	Benefits

These components provide a balanced mix of base compensation and compensation that is contingent upon our executive officer’s individual performance. A goal of the compensation program is to provide executive officers with a reasonable level of security through base salary and benefits. We want to ensure that the compensation programs are appropriately designed to encourage executive officer retention and motivation to create shareholder value. We believe that our shareholders are best served when we can attract and retain talented executives by providing compensation packages that are competitive but fair.

Base Salaries

Base salaries generally have been targeted to be competitive when compared to the salary levels of persons holding similar positions in other publicly traded mining companies of comparable size. The executive officer’s respective responsibilities, experience, expertise, and individual performance are considered.

Short-Term Incentives

Cash bonuses may be awarded at the sole discretion of the Board of Directors based upon a variety of factors that encompass both individual and company performance.

Long-Term Incentives

Equity incentive awards help to align the interests of our employees with those of our shareholders.   Equity based awards are made under our Equity Incentive Plan.  Options are granted with exercise prices equal to the closing price of our common stock on the date of grant and may be subject to a vesting schedule as determined by the Board of Directors who administer the plan.

We believe that grants of equity-based compensation:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide focus, motivation, and retention incentive; and

•	provide competitive levels of total compensation

In addition to cash and equity compensation programs, executive officers participate in the health and welfare benefit programs available to other employees.

Compensation Table

Since our inception on August 11, 2020, we have not compensated any person for acting as a director. The following table sets forth in summary form the compensation received by our Chief Executive Officer for each of the two fiscal years ended December 31, 2019 from GRC which, during the years presented, employed the person listed in the table. Following the Spin-Off, these persons will be employed by us and no longer compensated by GRC:

Name and Principal Position	Fiscal Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	All Other Compensation (6)	Total
Jason Reid
CEO & President	2019	$630,000	$204,000	$378,548	$31,500	31,500	$9,727	$1,285,275
	2018	$630,000	-	$157,499	$763,233	169,470	$9,508	$1,729,710

(1)	The dollar value of base salary (cash and non-cash) earned.

(2)	The dollar value of bonus (cash and non-cash) earned.

(3)	The value of all stock awarded during the periods covered by the table is calculated according to ASC 718-10-30-3 which represented the grant date fair value.

(4)	The fair value of all stock options granted during the periods covered by the table are calculated on the grant date in accordance with ASC 718-10-30-3 which represented the grant date fair value.

(5)	The dollar value of cash earned under the short-term incentive plan.

(6)	All other compensation includes employer contributions to Mr. Reid’s 401(k) plan and the value of one gold and one silver round.

Directors' Compensation

As of the date of this Prospectus, we have not established any standard compensation arrangement for our Directors. We nevertheless expect to pay Mr. Conrad $16,750 per month for acting as a Director. We do not expect to compensate Mr. Reid for acting as a Director.

Employment Agreement

We have entered into an employment agreement with Jason Reid which will become effective after the Spin-Off. During the term of the agreement, we will pay Mr. Reid an annual salary of $500,000 as well as any increases approved by the Board of Directors during the term of the employment agreement.

During the employment term, Mr. Reid will be entitled to receive any other benefits which are provided to our executive officers or other full-time employees in accordance with our policies and practices and subject to satisfaction of any applicable conditions of eligibility.

If Mr. Reid resigns within ninety (90) days of the occurrence of any of the following events: (i) a reduction in base salary (ii) a relocation (or demand for relocation) of Mr. Reid’s place of employment to a location more than ten (10) miles from his current place of employment, (iii) a significant and material reduction in Mr. Reid’s authority, job duties or level of responsibility or the imposition of significant and material limitations on the Mr. Reid’s autonomy in his position, or (iv) a Change in Control, then the employment agreement will be terminated and Mr. Reid will be entitled to receive a lump-sum payment from us equal to 24 months’ base salary plus other cash bonuses paid in the preceding 24 months and the unvested portion of any stock options or stock awards shall immediately vest. For purposes of the employment agreement a change in the control means: (1) our merger with another entity if after such merger our shareholders do not own at least 50% of voting capital stock of the surviving corporation; (2) the sale of 40% or more of our assets during any twelve-month period; (3) the acquisition by any person of more than 50% of our common stock; or (4) a change in a majority of our directors which has not been approved by the incumbent directors.

The employment agreement will also terminate upon the willful misconduct, an act of fraud against us, or a breach of the employment agreement by Mr. Reid, or his death in which case he will be paid the salary provided by the employment agreement through the date of termination.

Equity Incentive Plan

Our Board of Directors has adopted the 2020 Equity Incentive Plan (the “Plan”) that reserves five million shares of common stock for issuance to plan participants in the form of incentive and non-qualified stock options, stock appreciation rights (“SARs”), and stock grants and units.   Each stock option awarded allows the holder to purchase one share of our common stock.

The Plan is administered by our Board of Directors (or any committee subsequently appointed by the Board) and is vested with the authority to interpret the provisions of the Plan and supervise the administration of the Plan. In addition, the Board is empowered to select those persons who will participate in the Plan, to determine the number of shares subject to each award and to determine when, and upon what conditions, awards granted under the Plan will vest, terminate, or otherwise be subject to forfeiture and cancellation. The terms and conditions of any awards issued, including the price of the shares underlying each award are governed by the provisions of the Plan and any agreements with the Plan participants.

Incentive Stock Options

All of our employees are eligible to be granted incentive stock options pursuant to the Plan. Options granted pursuant to the Plan terminate at such time as may be specified when the option is granted.

The exercise price of each option cannot be less than 100% of the fair market value of our common stock at the time of the granting of the option provided, however, if the optionee, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the purchase price of the option shall not be less than 110% of the fair market value of the stock at the time of the granting of the option.

The total fair market value of the shares of common stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

At the discretion of the Board of Directors, options granted pursuant to the Plan may include installment exercise terms for any option such that the option becomes fully exercisable in a series of cumulating portions. The Board may also accelerate the date upon which any option (or any part of any option) is first exercisable. However, no option, or any portion thereof may be exercisable until one year following the date of grant. In no event shall an option granted to an employee then owning more than 10% of our common stock be exercisable by its terms after the expiration of five years from the date of grant, nor shall any other option granted pursuant to the Plans be exercisable by its terms after the expiration of ten years from the date of grant.

Non-Qualified Stock Options

Our employees, directors and officers, and consultants or advisors are eligible to receive non-qualified stock options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with a capital-raising transaction or promoting our common stock.

At the discretion of our Board of Directors options granted pursuant to the Plan may include installment exercise terms for any option such that the option becomes fully exercisable in a series of cumulating portions. The Board may also accelerate the date upon which any option (or any part of any option) is first exercisable.

Stock Appreciation Rights

SARs give the participant the right to receive the appreciation in value of one share of common stock of the Company. Appreciation is calculated as the excess of (i) the fair market value of a share of common stock on the date of exercise over (ii) the base value fixed by the Board on the grant date, which may not be less than the fair market value of a share of common stock on the grant date.  Payment for SARs shall be made in cash, stock, or a combination thereof.  SARs are exercisable at the time and subject to the restrictions and conditions as the Board approves, provided that no SAR may be exercised more than ten (10) years following the grant date.

Restricted Stock

A restricted stock award gives the participant the right to receive a specified number of shares of common stock at a purchase price determined by the Board (including and typically zero).  Restrictions limit the participant’s ability to transfer the stock and subject the stock to a substantial risk of forfeiture until specific conditions or goals are met.  The restrictions will lapse in accordance with a schedule or other conditions as determined by the Board, which might include the achievement of specified performance targets and/or continued employment of the participant until a specified date.  As a general rule, if a participant terminates employment when the restricted stock is subject to restrictions, the participant forfeits the unvested restricted stock.

Restricted Stock Units ("RSU")

An RSU award gives the participant the right to receive common stock, or a cash payment equal to the fair market value of common stock (determined as of a specified date), in the future, subject to restrictions and a risk of forfeiture.  The restrictions typically involve the achievement of specified performance targets and/or the continued employment or service of the participant until a specified date.  Participants holding restricted stock units have no rights as a shareholder with respect to the shares of stock subject to their restricted stock unit award prior to the issuance of such shares pursuant to the award.

Stock Grants

A stock grant award gives the participant the right to receive (or purchase at such price as determined by the Board) shares of stock, free of any vesting restrictions.  The purchase price, if any, for a stock grant award shall be payable in cash or in any other form of consideration acceptable to the Board.  A stock grant award may be granted or sold in respect of past services or other valid consideration, or in lieu of any cash compensation owed to a participant.

Stock Units

A stock unit award gives the participant the right to receive shares of stock, or a cash payment equal to the fair market value of a designated number of shares, in the future, free of any vesting restrictions.  A stock unit award may be granted or sold in respect of past services or other valid consideration, or in lieu of any cash compensation owed to a participant

Other Information Regarding the Plan

In the discretion of the Board, any option granted pursuant to the Plan may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Plan and any options granted pursuant to the Plan or will be forfeited if the "vesting" schedule established by the Board administering the Plan at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain as our employee or the period of time a non-employee must provide services to us. At the time an employee ceases working for us (or at the time a non-employee ceases to perform services for us), any shares or options not fully vested will be forfeited and cancelled. At the discretion of the Board payment for the shares of common stock underlying options may be paid through the delivery of shares of our common stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. The exercise may be made through a "cashless" exercise or a combination of cash and shares of common stock at the discretion of the Board.

Awards are generally non-transferable except upon death of the recipient. Shares issued pursuant to the Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board when the shares were issued.

Our Board of Directors may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension will not adversely affect rights or obligations with respect to shares or options previously granted

As of the date of this prospectus, we have zero awards outstanding pursuant to this Plan.

PRINCIPAL SHAREHOLDERS

The following table provides information with respect to the expected beneficial ownership of our Common Stock, following the distribution of our shares in connection with the Spin-Off, (i) each person or entity that we believe, based on the assumptions described below, will be a beneficial owner of more than 5% of our outstanding Common Stock following the Spin-Off, (ii) each person who we expect will serve as a director following the Spin-Off and each named executive officer and (iii) all our expected directors and executive officers following the Spin-Off as a group.  We based the share amounts on (i) an estimated 20,000,000 shares of our common stock (subject to change prior to the record date of the Spin-Off) being issued, (ii) each person or entity’s beneficial ownership of GRC common stock as of the date of this prospectus. The actual number of shares of our common stock outstanding following the Spin-Off will depend on the actual number of shares of GRC common stock outstanding on the Record Date.

To the extent our directors and officers own GRC common stock at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other shareholders of GRC stock. Each owner has sole voting and investment power over their shares of common stock.

Name and Address of Beneficial Owner	Shares Owned		Percent of Outstanding Shares
Jason Reid 2886 Carriage Manor Point Colorado Springs, CO 80906	345,507	(1)	1.73%
Bill M. Conrad 2886 Carriage Manor Point Colorado Springs, CO 80906	64,312		0.32%
BlackRock Inc. 55 East 52nd St. New York, NY 10055	1,109,848		5.55%
All officers and directors as a group (2 persons)	409,819		2.05%

(1)	Includes 153,373 shares owned indirectly by the reporting person.

Shares received by the foregoing persons as a result of the Spin-Off are considered “control securities.” In general, under Rule 144 as currently in effect, a person who beneficially owns control securities may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of our common stock; or (ii) the average weekly reported trading volume in our common stock during the four calendar weeks preceding the sale. Sales under Rule 144 by the foregoing persons will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may only be made through unsolicited brokers’ transactions.

THE SPIN-OFF

On October 5, 2020, GRC announced its intention to spin-off its wholly owned subsidiary GRCN to its shareholders as a separate, publicly traded company named Fortitude Gold Corporation (“FGC”). The Spin-Off is subject to certain customary conditions, including the approval of Fortitude’s registration statement filed with the Securities and Exchange Commission and final approval by the Company’s Board of Directors and is targeted to be completed by year-end 2020 or the first quarter of 2021. The potential benefits and the reasons GRC pursued the Spin-Off include, but are not limited to the following:

•	Allows GRCN to operate as a stand-alone company to employ a separate business strategy to maximize shareholder value.

•	Allocation of capital and cashflow in a more efficient and effective manner for a business strategy targeting future dividends and potential market valuations based on yield.

•	Unlock a value premium for GRCN through recognition of its operating location in one of the world’s premier mining jurisdictions.

•	Optimize capital structure for specific business strategy.

•	Allow GRCN to focus on open-pit, heap leach operations in Nevada

A total of approximately 20,000,000 shares of our common stock (subject to change prior to the record date of the Spin-Off) will be distributed pro rata to the shareholders of Gold Resource Corporation (GRC) as a result of the Spin-Off. You will receive [___] shares of FGC for each share of GRC owned as of the record date. The shares to be distributed will represent 100% of our outstanding shares of common shares. Fractional shares of common stock will be distributed in connection with the Spin-Off.

No shareholder of GRC will be required to make any payment, exchange any shares or to take any other action in order to receive our shares.

The record date for the distribution of our shares is [______], 2020. After the record date, GRC’s shares will trade "ex-dividend,” meaning that persons who buy GRC’s common shares after the ex-dividend date are not entitled to participate in the distribution.

All of our common stock will be delivered to Computershare, GRC’s transfer agent, on the record date. The distribution of our shares to the shareholders of GRC will be within 10 days following the record date. If you hold your GRC common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold GRC shares in a certificated form or in “book entry form” (shareholder does not receive a certificate, rather, their broker keeps a record of the owned security in their books), your shares will be held by Computershare in book entry form. While in book entry form your shares can be transferred electronically to your broker. You can also request Computershare to issue you a certificate for your shares.

Market for our Common Stock

There is currently no public market for our common stock. We do not expect a market for our common shares to develop until after the Spin-Off. Initially, our shares will not qualify for trading on any national or regional stock exchange or on the Nasdaq Stock Market. We have engaged R. F. Lafferty & Co., Inc. to serve as market-maker and quote our shares on the OTCQB platform maintained by the OTC Markets Group. Eventually, we may apply for listing of our common stock on the NYSE American or Nasdaq. If a public trading market develops for our common stock, of which there can be no assurance, we cannot ensure that an active trading market will be available to you. Many factors will influence the market price of our common stock, including the depth and liquidity of the market which develops, investor perception of our business and growth prospects and general market conditions.

Tax Consequences of the Spin-Off

In connection with the Spin-Off, we expect that:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Spin-Off;

•	the aggregate tax basis of the GRC common stock and our common stock held by each U.S. Holder immediately after the Spin-Off will be the same as the aggregate tax basis of the GRC common stock held by the U.S. Holder immediately before the Spin-Off, allocated between GRC common stock and our common stock in proportion to their relative fair market values on the date of the Spin-Off; and

•	the holding period of our common stock received by each U.S. Holder will include the holding period of their GRC common stock, provided that such GRC common stock is held as a capital asset on the date of the Spin-Off.

U.S. Holders that have acquired different blocks of GRC common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of GRC common stock.

The foregoing does not address any U.S. state or local or foreign tax consequences of the Spin-Off.

We have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under the U.S. tax laws. As a result, the foregoing is not binding on the Internal Revenue Service or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

If the Spin-Off was determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of GRC’s current and accumulated earnings and profits; and

•	a reduction in the U.S. Holder’s basis (but not below zero) in the holder’s GRC common stock to the extent the amount received exceeds the holder’s share of GRC’s earnings and profits.

RELATIONSHIP WITH GOLD RESOURCE CORPORATION AFTER THE SPIN-OFF

Following the Spin-Off, the Company and GRC will operate separately, with each as an independent public company. Prior to the Spin-Off, the Company will enter into a separation agreement with GRC, which is referred to in this prospectus as the “Separation Agreement.” The Separation Agreement will provide for the allocation between the Company and GRC of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of the Company and its subsidiaries attributable to periods prior to, at and after the Spin-Off and will govern the relationship between the Company and GRC subsequent to the completion of the Spin-Off. The Company will also enter into a Management Services Agreement with GRC which is described below.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

GRC transferred all of the outstanding shares of GRC Nevada Inc. to us on August 18, 2020. As the owner of all of the outstanding shares of GRCN, we indirectly own all of GRCN's assets, are responsible for all of GRCN's liabilities, and are a party to all of GRCN contracts. GRCN's assets are more fully described in the section of this Prospectus captioned “Our Business” and in Notes 4 and 7 to our September 30, 2020 consolidated financial statements, which are part of this prospectus. GRCN's liabilities are more fully described in our September 30, 2020 financial statements, which are consolidated with GRCN's financial statements. The Separation Agreement provides, that if we discover we are holding any assets belonging to GRC, we will transfer these assets to GRC and if GRC is liable on liabilities which are our responsibility, we will assume such liabilities. The same provisions apply to GRC with respect to assets held by GRC which belong to us and any of our liabilities which GRC will be required to assume.

The Separation Agreement will also provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and will set forth procedures for the administration of insured claims and certain other insurance matters.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Tax Matters

The Separation Agreement governs the respective rights, responsibilities and obligations of GRC and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Separation Agreement generally provides that we will indemnify GRC for (1) any taxes that are our liability. In addition, the Separation Agreement provides that we will be required to indemnify GRC for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal income tax law, where such taxes result from (1) breaches of covenants that we will agree to in connection with the Spin-Off (including covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Spin-Off), (2) the application of certain provisions of U.S. federal income tax law to these transactions, or (3) any other actions that we know or reasonably should expect would give rise to such taxes.

As a member of GRC's consolidated U.S. federal income tax group, we may have (and will continue to have following the Spin-Off) joint and several liability with GRC to the IRS for the consolidated U.S. federal income taxes of the GRC group relating to the taxable periods in which we were part of the group.

The Separation Agreement imposes certain restrictions on us and our subsidiary, GRCN, including restrictions on share issuances, business combinations, and sales of assets and similar transactions which are designed to preserve the tax-free nature of the Spin-Off. These restrictions will apply for the two-year period after the Spin-Off. We may limit our ability to pursue strategic transactions or discourage or delay others from pursuing strategic transactions that our shareholders may consider favorable.

Other Matters

Other matters governed by the Separation Agreement include each party's access to the financial and other information of the other party, confidentiality, provision of records and treatment of outstanding guarantees and similar credit arrangements.

Termination

The Separation Agreement will provide that it may be terminated, and the Spin-Off may be modified or abandoned, at any time prior to the Spin-Off in the sole discretion of the directors of GRC. In the event of a termination of the Separation Agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the Spin-Off, the Separation Agreement may not be terminated, except by an agreement in writing signed by both parties.

Management Services Agreement

We will enter into a management services agreement with GRC prior to the Spin-Off pursuant to which GRC and its subsidiaries will provide the following services:

•	Assistance with managerial and technical supervision, advisory and consultation with respect to mining operations and exploration; and consultation regarding environmental, safety and sustainability matters.

•	Administrative, information technology, accounting and financial advisory services including: budgeting and forecasting; cash and treasury management policies and procedures; evaluation of potential corporate transactions; financial and managerial reporting preparation; implementation and oversight of internal controls and assistance with internal audit functions.

•	Consultation regarding compliance with local, state and federal laws; review and consultation regarding third-party litigation and strategies; review and implementation of corporate governance policies and compliance programs.

•	Assistance with Investor relations and shareholder communications; preparation of marketing or promotional materials; consultation and review of development of investor relations strategies; identification and review of corporate development opportunities.

The agreed upon charges for services rendered are based on market rates that align with the rates that an unaffiliated service provider would charge for similar services. The Management Services Agreement will terminate on October 31, 2021, and year to year thereafter, unless cancelled upon 30 days written notice by one party to the other.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 200,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the Board of Directors. Our directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of our common stock. The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in transactions such as mergers or tender offers if these transactions are not favored by our management. As of the date of this prospectus, we had not issued any shares of preferred stock.

Shareholder Rights Agreement

The following pertains to what is commonly called a "Poison Pill."

On October 15, 2020, we declared a dividend of one Series A Right and one Series B Right, or collectively the Rights, for each share of our common stock which was outstanding on October 15, 2020. When the Rights become exercisable, each Series A Right will entitle the registered holder, subject to the terms of a Rights Agreement, to purchase from us one share of our common stock at a price equal to 20% of the market price of our common stock on the exercise date, although the price may be adjusted pursuant to the terms of the Rights Agreement. If after a person or group of affiliated persons has acquired 15% or more of our common stock or following the commencement of a tender offer for 15% or more of our outstanding common stock (i) we are acquired in a merger or other business combination and we are not the surviving corporation, (ii) any person consolidates or merges with us and all or part of our common shares are converted or exchanged for securities, cash or property of any other person, or (iii) 50% or more of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a Series B Right will thereafter have the right to receive, upon payment of the exercise price of $100 (subject to adjustment), that number of shares of common stock of the acquiring company which at the time of such transaction has a market value that is twice the exercise price of the Series B Right.

The description and terms of the Rights are set forth in a Rights Agreement between the Company and Computershare Trust Company, N.A., as Rights Agent.

Distribution of Rights

Initially, shareholders will not receive separate certificates for the Rights as the Rights will be represented by outstanding common stock certificates. Until the exercise date, the Rights cannot be bought, sold, or otherwise traded separately from the common stock. Certificates for common stock carry a notation that indicates that Rights are attached to the common stock and incorporate the terms of the Rights Agreement.

Separate certificates representing the Rights will be distributed as soon as practicable after the earliest to occur of:

•	15 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock, or

•	15 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons has acquired 15% or more of our common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The earlier of such dates described above is called the “distribution date.”

Until the distribution date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock outstanding as of the record date, even without such notation, will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the Rights.

Exercise and Expiration

The holders of the Rights are not required to take any action until the Rights become exercisable. The Rights are not exercisable until the distribution date. Holders of the Rights will be notified by us that the Rights have become exercisable. The Rights will expire on October 15, 2025, unless the expiration date is extended or unless the Rights are earlier redeemed by us as described below.

As of the date of this prospectus no certificates representing the right have been distributed.

Redemption

At any time prior to the distribution date, our board of directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right. Subject to the foregoing, the redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only entitlement of the holders of Rights will be to receive the redemption price.

Exchange Option

At any time after a person or group of affiliated persons has acquired 15% or more of our common stock or following the commencement of a tender offer for 15% or more of our outstanding common stock, and prior to the acquisition by such person of 50% or more of the outstanding common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

Other Provisions

The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, except that from and after such time a person or group of affiliated persons has acquired 15% or more of our common stock no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder of the Right, as such, will not have any rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. However, the Rights should not interfere with any merger or other business combination approved by a majority of our board of directors because the Rights may be redeemed by us at any time prior to the distribution date. Thus, the Rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in the equity securities of, or seeking to obtain control of, us. To the extent any potential acquisition is deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

Transfer Agent

Computershare

8742 Lucent Boulevard, Suite 225

Highlands Ranch, CO 80129

Phone: (303) 262-0625

LEGAL MATTERS

Hart and Hart, LLC, of Denver, Colorado, has passed upon the validity of our common stock to be distributed by GRC.

EXPERTS

Our Financial Statements as of August 15, 2020 and the financial statements of GRC Nevada Inc. as of December 31, 2019 and 2018 and for the years then ended have been audited by Plante & Moran, PLLC, independent registered public accounting firm, as set forth in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 (together with all amendments and exhibits) under the Securities Act, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement which may be read and copied at the Commission’s Public Reference Room.

The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Public Reference Room is located at 100 F. Street, N.E., Washington, D.C. 20549.

Our Registration Statement is also available at www.sec.gov, the website of the Securities and Exchange Commission.

GLOSSARY

The following terms used in this prospectus have the following meanings:

ADR	An adsorption, desorption, and refining (“ADR”) facility which recovers gold from the leached pregnant solution.

Dore:	Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Epithermal:	Used to describe gold deposits found on or just below the surface close to vents or volcanoes, formed at low temperature and pressure.

Exploration:	Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape, and grade.

Grade:	The concentration of an element of interest expressed as relative mass units (percentage, ounces per ton, grams per tonne (“g/t”), etc.).

Heap Leaching:	Consists of stacking crushed or run-of-mine ore on impermeable pads, where a weak cyanide solution is applied to the surface of the heap to dissolve the gold. The gold-bearing solution is then collected and pumped to process facilities to remove the gold by collection on carbon.

Net Smelter Return (“NSR”):	The net revenue that the owner of a mining property receives from the sale of the mine's metal products less transportation and refining costs. As a royalty it refers to the fraction of net smelter return that a mine operator is obligated to pay the owner of the royalty agreement.

Mineral Deposit:	Rocks that contain economic amounts of minerals in them and that are expected to be profitably mined.

Patented Claim:	A mining claim for which the U.S. Federal Government has passed its title to the claimant, making it private land. A person may mine and remove minerals from a mining claim without a mineral patent. However, a mineral patent gives the owner exclusive title to the locatable minerals and in most cases, grants title to the surface.

Run-Off Mine ore:	Common lower grade ore in the deposit that does not warrant crushing.

Ton:	One ton equals 2,000 pounds.

Tonne:	One tonne equals 2,204.62 pounds.

Unpatented Claim:	A particular parcel of U.S. Federal land, valuable or believed to be valuable for a specific mineral deposit or deposits. It is a parcel for which an individual has asserted a right of possession. The right is restricted to the extraction and development of a mineral deposit

FORTITUDE GOLD CORPORATION

August 15, 2020

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Fortitude Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Fortitude Gold Corporation (the “Company”) as of August 15, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 15, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We have served as the Company’s auditor since 2017.

Denver, Colorado

November 20, 2020

F-3

FORTITUDE GOLD CORPORATION

BALANCE SHEET

(U.S. dollars in thousands, except share and per share amounts)

August 15,
2020

Current assets	$-
Non-current assets	-
Total assets	$-
LIABILITIES AND EQUITY

Current liabilities	$-
Non-current liabilities	-
Total liabilities	-
Equity:
Preferred stock - $0.01 par value, 20,000,000 shares authorized and nil outstanding
at August 15, 2020	-
Common stock - $0.01 par value, 200,000,000 shares authorized and nil outstanding
at August 15, 2020	-
Total equity	-
Total liabilities and equity	$-

The accompanying notes are an integral part of these financial statements.

F-4

FORTITUDE GOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 15, 2020

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Fortitude Gold Corporation (the “Company” or “Fortitude”) was organized under the laws of the State of Colorado on August 11, 2020. The Company intends to pursue gold and silver projects that are expected to have both low operating costs and high returns on capital.

Significant Accounting Policies

Basis of Presentation

The financial statements included herein are expressed in United States dollars and conform to United States generally accepted accounting principles (“U.S. GAAP”). The financial statements include the accounts of the Company. The Company has not engaged in any activities since inception and has not issued any shares of its authorized preferred or common stock. As a result, no statements of operations, equity or cash flows has been presented for the period August 11, 2020 (date of inception) to August 15, 2020.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain and bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Income Taxes

The Company is a C-Corporation for United States income taxes purposes. Income taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of tax rates in effect in the years in which the differences are expected to reverse.

2. COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new novel coronavirus (“COVID-19”) as a pandemic.

As of the date of the issuance of these Financial Statements, there have been no significant impacts, including impairments, to the Company’s operations and financial statements. However, the long-term impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. The Company is not able to estimate the duration of the pandemic and potential impact on its business if disruptions or delays in business developments and shipments of product occur. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including a decreased ability to raise additional capital when and if needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly. The Company has completed various scenario planning analyses to consider potential impacts of COVID-19 on its business, including volatility in commodity prices, temporary disruptions and/or curtailments of operating activities (voluntary or involuntary). The Company believes that its operations will be sufficient for the foreseeable future, although there is no assurance that will be the case.

F-5

3. Subsequent Events

On August 18, 2020, Gold Resource Corporation (“GRC”) transferred all of the 10,000 issued and outstanding common stock shares of its wholly owned subsidiary GRC Nevada Inc. (“GRCN”) to Fortitude in exchange for 20 million shares of Fortitude’s common stock. GRCN owns and operates the Nevada properties included in GRC’s segment reporting filed with its third quarter report on Form 10-Q. With the share transfer, GRCN became a wholly owned subsidiary of the Company and Fortitude became a wholly-owned subsidiary of GRC. The GRCN assets, liabilities, and equity balances were recorded at historical amounts as the entities are under common control.

On October 5, 2020, GRC announced its intention to spin-off the Company to its to shareholders. The spin-off transaction is considered to be “Non-Monetary” transaction under U.S. GAAP, whereas GRC is spinning off one of its subsidiaries as an independent, publicly traded company by distributing common stock of the company to GRC's shareholders on a pro rata basis (i.e. Fortitude will no longer be a subsidiary of GRC). The separation is accounted for as a spin-off transaction at historically recorded amounts in accordance with U.S. GAAP.

The transaction is subject to certain conditions, including the final approval by GRC’s Board of Directors and the receipt of an effective date for the initial Form S-1 registration statement filed by Fortitude on October 19, 2020 with the Securities and Exchange Commission. The transaction is targeted to be completed by year-end 2020 or in the first quarter of 2021.

Subsequent to the completion of the transaction, the Company will be provided certain services under a management services agreement with GRC. The agreed upon charges for services rendered are based on market rates that align with the rates that an unaffiliated service provider would charge for similar services.

F-6

FORTITUDE GOLD CORPORATION

September 30, 2020

F-2

FORTITUDE GOLD CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share amounts)

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,824	$866
Accounts receivable	1,599	-
Inventories	16,993	10,624
Prepaid expenses and other current assets	336	319
Total current assets	25,752	11,809
Property, plant and mine development, net	57,302	60,017
Operating lease assets, net	1,191	7,125
Other non-current assets	5,506	4,985
Total assets	$89,751	$83,936
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$4,483	$5,406
Loans payable, current	840	879
Finance lease liabilities, current	456	438
Operating lease liabilities, current	1,191	7,125
Income taxes payable	675	-
Other current liabilities	791	443
Total current liabilities	8,436	14,291
Reclamation and remediation liabilities	4,050	2,497
Loans payable, long-term	165	782
Finance lease liabilities, long-term	82	426
Total liabilities	12,733	17,996
Shareholder's equity:
Preferred stock - $0.01 par value, 20,000,000 shares authorized and nil outstanding at September 30, 2020 and nil shares authorized and outstanding at December 31, 2019	-	-
Common stock - $0.01 par value, 200,000,000 shares authorized and 20,000,000 shares outstanding at September 30, 2020 and $0.001 par value, 10,000 shares authorized and outstanding at December 31, 2019	200	-
Additional paid-in capital	88,550	78,083
Accumulated deficit	(11,732)	(12,143)
Total shareholder's equity	77,018	65,940
Total liabilities and shareholder's equity	$89,751	$83,936

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

FORTITUDE GOLD CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2020 and 2019

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	2020	2019
Sales, net	$30,284	$7,521
Mine cost of sales:
Production costs	19,698	5,087
Depreciation and amortization	6,157	1,961
Reclamation and remediation	17	29
Total mine cost of sales	25,872	7,077
Mine gross profit	4,412	444
Costs and expenses:
General and administrative expenses	1,781	1,781
Exploration expenses	1,373	771
Other expense, net	172	127
Total costs and expenses	3,326	2,679
Income (loss) before income taxes	1,086	(2,235)
Provision for income taxes	675	-
Net income (loss)	$411	$(2,235)
Net income (loss) per common share:
Basic and Diluted	$0.02	$(224)
Weighted average shares outstanding:
Basic and Diluted	20,000,000	10,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

FORTITUDE GOLD CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the nine months ended September 30, 2020 and 2019

(U.S. dollars in thousands, except share amounts)

(Unaudited)

	Nine Months Ended September 30, 2020 and 2019
	Number of Common Shares	Par Value of Common Shares	Additional Paid- in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, December 31, 2018 (GRCN)	10,000	$-	$48,448	$(9,151)	$39,297
Capital contributions by Parent	-	-	26,341	-	26,341
Net loss	-	-	-	(2,235)	(2,235)
Balance, September 30, 2019 (GRCN)	10,000	$-	$74,789	$(11,386)	$63,403

Balance, December 31, 2019 (GRCN)	10,000	$-	$78,083	$(12,143)	$65,940
Capital contributions by Parent	-	-	10,667	-	10,667
Issuance of Fortitude shares to Parent	20,000,000	200	(200)	-	-
Transfer of GRCN shares from Parent to Fortitude	(10,000)	-	-	-	-
Net income	-	-	-	411	411
Balance, September 30, 2020 (Fortitude)	20,000,000	$200	$88,550	$(11,732)	$77,018

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

FORTITUDE GOLD CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2020 and 2019

(U.S. dollars in thousands)

(Unaudited)

	2020	2019
Cash flows from operating activities:
Net income (loss)	$411	$(2,235)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	6,263	2,061
Other operating adjustments	16	29
Changes in operating assets and liabilities:
Accounts receivable	(1,599)	-
Inventories	(2,662)	(6,663)
Prepaid expenses and other current assets	(17)	188
Other non-current assets	(1,304)	(2,880)
Accounts payable and other accrued liabilities	958	1,453
Mining taxes payable	675	-
Net cash provided by (used in) operating activities	2,741	(8,047)

Cash flows from investing activities:
Capital expenditures	(6,368)	(15,673)
Net cash used in investing activities	(6,368)	(15,673)

Cash flows from financing activities:
Contributions from GRC	10,567	26,341
Repayment of loans payable	(656)	(597)
Repayment of capital leases	(326)	(305)
Net cash provided by financing activities	9,585	25,439

Net increase in cash and cash equivalents	5,958	1,719
Cash and cash equivalents at beginning of period	866	70
Cash and cash equivalents at end of period	$6,824	$1,789

Supplemental Cash Flow Information
Interest expense paid	$72	$108
Income and mining taxes paid	$-	$-
Non-cash investing activities:
Change in capital expenditures in accounts payable	$(1,532)	$(434)
Change in estimate for asset retirement costs	$1,404	$1,476
Equipment purchased through loan payable	$-	$330
Equipment purchased under finance lease	$-	$56
Stock contributed from Parent	$100	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

FORTITUDE GOLD CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

1. Basis of Presentation

Fortitude Gold Corporation (the “Company” or “Fortitude”) was organized under the laws of the State of Colorado on August 11, 2020. On August 18, 2020, Gold Resource Corporation (“GRC” or “Parent”) transferred all of the 10,000 issued and outstanding common stock shares of its wholly-owned subsidiary GRC Nevada Inc. (“GRCN”) to Fortitude in exchange for 20,000,000 shares of Fortitude’s common stock. With the share transfer, GRCN became a wholly-owned subsidiary Fortitude and Fortitude became a wholly-owned subsidiary of GRC. GRCN owns and operates the Nevada properties included in GRC’s segment reporting filed with its third quarter report on Form 10-Q. The assets and liabilities were recorded at historical cost as the entities are under common control. The Company is a mining company which pursues gold and silver projects that are expected to have both low operating costs and high returns on capital.

These interim Condensed Consolidated Financial Statements (“interim financial statements”) are unaudited and have been prepared in accordance with the rules of the Securities and Exchange Commission for interim statements. The condensed consolidated balance sheet as of September 30, 2020 and the condensed consolidated statements of operations, shareholder’s equity and cash flows for the nine months ended September 30, 2020 include the accounts of the Company, its subsidiaries GRCN, Walker Lane Minerals Corp. (“Walker Lane”), County Line Holdings, Inc., and County Line Minerals Corp. The condensed consolidated balance sheet as of December 31, 2019 and the condensed consolidated statements of operations, shareholder’s equity and cash flows for the nine months ended September 30, 2019 include the accounts of GRCN, Walker Lane, County Line Holdings, Inc., and County Line Minerals Corp. As described above, Fortitude was incorporated on August 11, 2020 and was transferred all 10,000 of the issued and outstanding common stock shares of GRCN from GRC in exchange for 20,000,000 common stock shares of Fortitude on August 18, 2020. As a result of this share transfer and exchange, GRCN became a wholly-owned subsidiary of Fortitude. All intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures required by United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been condensed or omitted as permitted by such rules, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The interim financial statements included herein are expressed in United States dollars. In the opinion of management, all adjustments (including normal recurring adjustments) and disclosures necessary for a fair presentation of these interim financial statements have been included. The results reported in these interim financial statements are not necessarily indicative of the results that may be reported for the entire year. These interim financial statements should be read in conjunction with the audited consolidated financial statements of GRCN for the year ended December 31, 2019 included in the Audited Financial Statement section above. The year-end balance sheet data was derived from the audited financial statements. Unless otherwise noted, there have been no material changes to the footnotes from those accompanying the audited consolidated financial statements contained in Audited Financial Statement section above.

These interim statements have been prepared on a “carve-out” basis. The accompanying interim statements include allocations of certain expenses for human resources, accounting, and other services, plus share-based compensation allocated from its parent GRC. The expense allocations have been determined on bases that the Company and its Parent consider to be reasonable reflections of the utilization of services or the benefits provided. In addition, the assets and liabilities include only those assigned to the carve-out entities. The allocations and related estimates and assumptions are described more fully in Note 2, Related Party Transactions.

F-7

2. Related Party Transactions

GRC provides human resources, information technology, accounting, legal, technical, and other services to the Company. The Company obtains it business insurance under GRC. The accompanying financial statements include allocations of all of these expenses. The allocation method calculates the appropriate share of overhead cost to the Company by using time spent by GRC employees. The Company believes the allocation methodology used is reasonable, has been consistently applied, and results in an appropriate allocation of costs incurred. However, these allocations may not be indicative of the cost had the Company been a stand-alone entity or of future services. GRC allocated $1.8 million and $1.8 million for the nine months ended September 30, 2020 and 2019, respectively. These costs were treated as capital contributions from Parent in the accompanying financial statements. In addition, the Company also receives cash contributions from its Parent to help fund its operations and mine development, which are not expected to be repaid and are treated as capital contributions. For the nine months ended September 30, 2020 and 2019, the Company received total capital contributions from GRC of $10.7 million and $26.3 million, respectively, inclusive of allocated costs described above.

3. Revenue

The following table presents the Company’s net sales disaggregated by source:

	Nine months ended September 30,
	2020	2019
	(in thousands)
Sales, net
Gold doré sales	$30,507	$7,530
Less: Refining charges	(223)	(9)
Total sales, net	$30,284	$7,521

F-8

4. Inventories

At September 30, 2020 and December 31, 2019, current inventories consisted of the following:

	2020	2019
	(in thousands)
Stockpiles	$571	$736
Leach pad	16,260	9,102
Doré	49	742
Subtotal - product inventories	16,880	10,580
Materials and supplies	113	44
Total	$16,993	$10,624

In addition to the inventory above, as of September 30, 2020 and December 31, 2019, the Company has $5.2 million and $4.7 million of low-grade ore stockpile inventory included in other non-current assets on the accompanying Condensed Consolidated Balance Sheets.

For the nine months ended September 30, 2020 the Company recorded $3.6 million in net realizable value (“NRV”) inventory adjustments, respectively. For the nine months ended September 30, 2019, the Company recorded an NRV inventory adjustment of $1.6 million.

5. Income Taxes

The Company files a consolidated U.S. income tax return, as well as an annual Net Proceeds of Minerals tax return in the state of Nevada.

The Company had no current or deferred federal income tax expense from continuing operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 mainly due to the net operating loss deferred tax assets (“NOLs”) of $1.3 million generated prior to 2020. Such NOLs were utilized to offset tax expense for the income generated through September 30, 2020. At the federal level, the Company’s income and losses in the U.S. are taxed at 21%, while a 5% net proceeds of minerals tax applies to the Company’s operations in Nevada. The Company had a net proceeds of minerals tax of $0.7 million the nine months ended September 30, 2020. No net proceeds tax was due in 2019 as the Company was in a loss position for purposes of the tax calculation.

The Company evaluates the evidence available to determine whether a valuation allowance is required on the deferred tax assets. The Company determined that its deferred tax assets were not "more likely than not" to be realized as a result of cumulative net operating losses to date and thus a full valuation allowance was recorded as of September 30, 2020 and December 31, 2019.

F-9

6. Prepaid Expenses and Other Current Assets

At September 30, 2020 and December 31, 2019, prepaid expenses and other current assets consisted of the following:

	2020	2019
	(in thousands)
Prepaid insurance	$231	$132
Prepaid royalties	-	127
Other current assets	105	60
Total	$336	$319

7. Property, Plant and Mine Development, net

At September 30, 2020 and December 31, 2019, property, plant and mine development consisted of the following:

	2020	2019
	(in thousands)
Asset retirement costs	$3,833	$2,429
Construction-in-progress (1)	184	9,545
Furniture and office equipment	313	276
Leach pad and ponds	5,649	5,649
Land	13	13
Light vehicles and other mobile equipment	435	432
Machinery and equipment	14,225	14,048
Mill facilities and infrastructure	7,669	7,555
Mineral interests and mineral rights	18,878	18,228
Mine development (2)	24,365	11,049
Software and licenses	65	65
Subtotal (3) (4)	75,629	69,289
Accumulated depreciation and amortization	(18,327)	(9,272)
Total	$57,302	$60,017

(1)	Includes Nevada construction-in-progress and pre-production stripping costs of $0.2 million and $9.6 million at September 30, 2020 and December 31, 2019, respectively.
(2)	Pearl deposit mine development of $13.3 million was put into service on April 1, 2020.
(3)	Includes $1.8 million of assets recorded under finance leases. Please see Note 12 for additional information.
(4)	Includes capital expenditures in accounts payable of $0.6 million and $2.1 at September 30, 2020 and December 31, 2019, respectively.

For the nine months ended September 30, 2020 and 2019, the Company recorded depreciation and amortization expense of $6.3 million and $2.1 million, respectively.

8. Other Current Liabilities

At September 30, 2020 and December 31, 2019, other current liabilities consisted of the following:

	2020	2019
	(in thousands)
Accrued royalty payments	$447	$126
Accrued property taxes	338	-
Sales and use tax payable	6	317
Total	$791	$443

F-10

9. Reclamation and Remediation

The following table presents the changes in the Company’s reclamation and remediation obligations for the nine months ended September 30, 2020 and year ended December 31, 2019:

	2020	2019
	(in thousands)
Reclamation liabilities – balance at beginning of period	$11	$93
Changes in estimate	-	(82)
Reclamation liabilities – balance at end of period	11	11

Asset retirement obligation – balance at beginning of period	2,486	703
Changes in estimate	1,404	1,726
Accretion	149	57
Asset retirement obligation – balance at end of period	4,039	2,486
Total period end balance	$4,050	$2,497

The Company’s undiscounted reclamation liabilities are related to exploration properties in Nevada.

As of September 30, 2020 and December 31, 2019, the Company had a $5.2 million and $6.7 million off-balance sheet arrangement, respectively, consisting of a $9.2 million surety bond off-set by a $4.0 million and $2.5 million asset retirement obligation at September 30, 2020 and December 31, 2019, respectively, for future reclamation obligations for Isabella Pearl. The Company’s asset retirement obligations were discounted using a credit adjusted risk-free rate of 8%.

10. Loans Payable

The Company has financed certain equipment purchases on a long-term basis. The loans bear annual interest at rates ranging from 3% to 4.48%, are collateralized by the equipment, and require monthly principal and interest payments of $0.08 million. As of September 30, 2020, and December 31, 2019, there was an outstanding balance of $1.0 million and $1.7 million, respectively. Scheduled remaining minimum repayments are $0.2 million in 2020, $0.7 million in 2021, and $0.1 million in 2022. One of the loan agreements is subject to a prepayment penalty of 1% of the outstanding loan balance at time of repayment. The fair value of the loans payable, based on Level 2 inputs, approximated the outstanding balance at both September 30, 2020 and December 31, 2019. See Note 19 for the definition of a Level 2 input.

11. Commitments and Contingencies

The Company has a Contract Mining Agreement with a mining contractor relating to mining activities at its Isabella Pearl project.  Included in this Agreement is an embedded lease for the mining equipment for which the Company has recognized a right-of-use asset and corresponding operating lease liability. Please see Note 12 for more information.  In addition to the embedded lease payments, the Company pays the contract miner operational costs in the normal course of business.  These costs represent the remaining future contractual payments for the Contract Mining Agreement over its term.  The contractual payments are determined by rates within the Contract Mining Agreement, estimated tonnes moved and bank cubic yards for drilling and blasting.  As of September 30, 2020, total estimated contractual payments remaining, excluding embedded lease payments, are $0.6 million for the year ended December 31, 2020.

F-11

12. Leases

Operating Leases

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases as incurred over the lease term.  For leases beginning in 2019 and later, the Company accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the non-lease components (e.g., common-area maintenance costs).

The depreciable life of assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.  The weighted average remaining lease term for the Company’s operating leases as of September 30, 2020 is 0.08 years.

The discount rate implicit within the Company’s leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the Company’s leases is determined based on the lease term adjusted for impacts of collateral. The weighted average discount rate used to measure the Company’s operating lease liabilities as of September 30, 2020 was 4.48%.

There are no material residual value guarantees and no restrictions or covenants imposed by the Company’s leases.

The Company has an embedded lease in its Contract Mining Agreement.  The Company’s lease payments for its mining equipment embedded lease are determined by tonnage hauled.  This embedded lease is within a Contract Mining Agreement entered into for the mining activities at the Company’s Isabella Pearl Mine.  The payments, amortization of the right-of-use asset, and interest vary immaterially from forecasted amounts due to variable conditions at the mine. During the nine months ended September 30, 2020, the Company capitalized variable lease costs of $4.6 million to Inventory and $1.5 million to Property, plant, and mine development, respectively. During the nine months ended September 30, 2019, the Company capitalized variable lease costs of $1.8 million to Inventory and $3.2 million to Property, plant, and mine development, respectively. On October 28, 2020, the Company extended the Contract Mining Agreement for a one-year term for its mining activities at the Isabella Pearl project.

F-12

Maturities of operating lease liabilities as of September 30, 2020 are as follows (in thousands)

Year Ending December 31:
2020	$1,196
2021	-
2022	-
2023	-
Thereafter	-
Total lease payments	1,196
Less imputed interest	(5)
Present value of minimum payments	1,191
Less: current portion	(1,191)
Long-term portion of minimum payments	$-

Finance Leases

The Company has finance lease agreements for certain equipment.  The leases bear annual imputed interest of 4.48% to 5.95% and require monthly principal, interest, and sales tax payments of $0.04 million.  The weighted average discount rate for the Company’s finance leases is 5.83%.  Scheduled minimum annual payments as of September 30, 2020 are as follows (in thousands):

Year Ending December 31:
2020	$119
2021	410
2022	13
2023	13
Thereafter	3
Total minimum obligations	558
Less: interest portion	(20)
Present value of minimum payments	538
Less: current portion	(456)
Long-term portion of minimum payments	$82

The weighted average remaining lease term for the Company’s finance leases as of September 30, 2020 is 1.32 years.

Supplemental cash flow information related to the Company’s operating and finance leases is as follows for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
	2020	2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,565	$1,844
Operating cash flows from finance leases	30	47
Investing cash flows from operating lease	1,452	3,162
Financing cash flows from finance leases	326	305

F-13

13. Other Expense, Net

For the nine months ended September 30, 2020 and 2019, other expense, net consisted of the following:

	Nine months ended September 30,
	2020	2019
	(in thousands)
Interest expense	$99	$112
Charitable contributions	81	18
Other income	(8)	(3)
Total	$172	$127

14. Fair Value Measurement

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by accounting guidance, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth certain of the Company’s assets measured at fair value by level within the fair value hierarchy as of September 30, 2020 and December 31, 2019:

	2020	2019	Input Hierarchy Level
	(in thousands)
Cash and cash equivalents	$6,824	$866	Level 1
Accounts receivable	1,599	-	Level 2
Loans payable	$1,005	$1,661	Level 2

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents consist primarily of cash deposits and are valued at cost, which approximates fair value.

F-14

Accounts receivable include amounts due to the Company for deliveries of doré sold to customers.

Loans payable consist of obligations for equipment purchases financed on a long-term basis.  Loans payable are recorded at amortized cost, which approximates fair value. See Note 10 for additional information.

15. Stock-Based Compensation

Stock-based compensation is included in general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations. The Company recognizes stock-based compensation expenses allocated from GRC, as described in Note 2, for options and restricted stock units granted under GRC’s equity incentive plan. Stock-based compensation charged to the Company from GRC was $0.3 million and $0.2 million for the nine months ended September 30, 2020 and 2019, respectively.

16. COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new novel coronavirus (“COVID-19”) as a pandemic. The Isabella Pearl Mine in Nevada has continued to operate at full capacity. Precious metal mining is considered essential to support critical infrastructure under guidelines from the U.S. Department of Homeland Security and the State of Nevada.

As of the date of the issuance of these unaudited Condensed Consolidated Financial Statements, there have been no other significant impacts, including impairments, to the Company’s operations and financial statements. However, the long-term impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. The Company is not able to estimate the duration of the pandemic and potential impact on its business if disruptions or delays in business developments and shipments of product occur. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including a decreased ability to raise additional capital when and if needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly. The Company has completed various scenario planning analyses to consider potential impacts of COVID-19 on its business, including volatility in commodity prices, temporary disruptions and/or curtailments of operating activities (voluntary or involuntary). The Company believes that its operations will be sufficient for the foreseeable future, although there is no assurance that will be the case.

F-15

17. Subsequent Event

On October 5, 2020, GRC announced its intention to spin-off the Company to its to shareholders. The spin-off transaction is considered to be “Non-Monetary” transaction under U.S. GAAP, whereas GRC is spinning off one of its subsidiaries as an independent, publicly traded company by distributing common stock of the company to GRC's shareholders on a pro rata basis (i.e. Fortitude will no longer be a subsidiary of GRC). The separation is accounted for as a spin-off transaction at historically recorded assets, liabilities, and equity balances in accordance with U.S. GAAP.

The transaction is subject to certain conditions, including the final approval by GRC’s Board of Directors and the receipt of an effective date for the initial Form S-1 registration statement filed by Fortitude on October 19, 2020 with the Securities and Exchange Commission. The transaction is targeted to be completed by year-end 2020 or in the first quarter of 2021.

Subsequent to the completion of the transaction, the Company will be provided certain services under a management services agreement with GRC. The agreed upon charges for services rendered are based on market rates that align with the rates that an unaffiliated service provider would charge for similar services.

F-16

GRC Nevada Inc.

AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of GRC Nevada Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GRC Nevada Inc. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standards

As discussed in Note 12 to the consolidated financial statements, the Company has changed its method for accounting for leases in 2019 due to the adoption of the new lease standard. The Company adopted the new lease standard using a modified retrospective approach.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We have served as the Company’s auditor since 2017.

Denver, Colorado

June 23, 2020

GRC NEVADA INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share amounts)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$866	$70
Inventories	10,624	721
Prepaid expenses and other current assets	319	507
Total current assets	11,809	1,298
Property, plant and mine development, net	60,017	45,243
Operating lease assets, net	7,125	-
Other non-current assets	4,985	319
Total assets	$83,936	$46,860
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$5,406	$3,393
Loans payable, current	879	765
Finance lease liabilities, current	438	404
Operating lease liabilities, current	7,125	-
Other current liabilities	443	13
Total current liabilities	14,291	4,575
Reclamation and remediation liabilities	2,497	796
Loans payable, long-term	782	1,378
Finance lease liabilities, long-term	426	814
Total liabilities	17,996	7,563
Shareholder's equity:
Common stock - $0.001 par value, 10,000 shares authorized and outstanding at December 31, 2019 and 2018	-	-
Additional paid-in capital	78,083	48,448
Accumulated deficit	(12,143)	(9,151)
Total shareholder's equity	65,940	39,297
Total liabilities and shareholder's equity	$83,936	$46,860

The accompanying notes are an integral part of these consolidated financial statements.

GRC NEVADA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2019 and 2018

(U.S. dollars in thousands, except share and per share amounts)

	2019	2018
Sales, net	$15,065	$-
Mine cost of sales:
Production costs	10,664	-
Depreciation and amortization	3,884	-
Reclamation and remediation	34	-
Total mine cost of sales	14,582	-
Mine gross profit	483	-
Costs and expenses:
General and administrative expenses	2,375	2,271
Exploration expenses	932	2,315
Other expense, net	168	177
Total costs and expenses	3,475	4,763
Loss before income taxes	(2,992)	(4,763)
Provision for income taxes	-	-
Net loss	$(2,992)	$(4,763)
Net loss per common share:
Basic and diluted	$(299)	$(476)
Weighted average shares outstanding:
Basic and diluted	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

GRC NEVADA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

for the years ended December 31, 2019 and 2018

(U.S. dollars in thousands, except share amounts)

	Number of Common Shares	Par Value of Common Shares	Additional Paid- in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance, December 31, 2017	10,000	$-	$26,048	$(4,388)	$21,660
Capital contributions	-	-	22,400	-	22,400
Net loss	-	-	-	(4,763)	(4,763)
Balance, December 31, 2018	10,000	$-	$48,448	$(9,151)	$39,297
Capital contributions	-	-	29,635	-	29,635
Net loss	-	-	-	(2,992)	(2,992)
Balance, December 31, 2019	10,000	$-	$78,083	$(12,143)	$65,940

The accompanying notes are an integral part of these consolidated financial statements.

GRC NEVADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2019 and 2018

(U.S. dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net loss	$(2,992)	$(4,763)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	4,022	78
Other operating adjustments	18	-
Changes in operating assets and liabilities:
Inventories	(6,490)	(721)
Prepaid expenses and other current assets	346	(192)
Other non-current assets	(3,600)	130
Accounts payable and other accrued liabilities	3,617	126
Net cash used in operating activities	(5,079)	(5,342)

Cash flows from investing activities:
Capital expenditures	(22,538)	(16,028)
Net cash used in investing activities	(22,538)	(16,028)

Cash flows from financing activities:
Contributions from GRC	29,635	22,391
Repayment of loans payable	(812)	(596)
Repayment of capital leases	(410)	(382)
Net cash provided by financing activities	28,413	21,413

Net increase in cash and cash equivalents	796	43
Cash and cash equivalents at beginning of period	70	27
Cash and cash equivalents at end of period	$866	$70

Supplemental Cash Flow Information
Interest expense paid	$139	$167
Income and mining taxes paid	$-	$-
Non-cash investing activities:
Change in capital expenditures in accounts payable	$(1,174)	$(2,865)
Change in estimate for asset retirement costs	$1,726	$703
Equipment contributed from GRC	$-	$9
Equipment purchased through loan payable	$330	$526
Equipment purchased under finance leases	$56	$-

The accompanying notes are an integral part of these consolidated financial statements.

GRC NEVADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

GRC Nevada Inc. (the “Company”) was organized under the laws of the State of Nevada on February 7, 2014 as a wholly owned subsidiary of Gold Resource Corporation (“GRC” or “Parent”). The Company is a producer of doré containing gold and silver from its Isabella Pearl open-pit mine and performs exploration work on its portfolio of precious metal properties in Nevada, United States of America and continues to evaluate other properties for possible acquisition. The Isabella Pearl open-pit mine commenced production in 2019.

Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared on a “carve-out” basis. The accompanying statements include allocations of certain expenses for human resources, accounting, and other services, plus share-based compensation allocated from GRC. The expense allocations have been determined on basis that the Company and its Parent consider to be reasonable reflections of the utilization of services or the benefits provided. In addition, the assets and liabilities include only those assigned to the carve-out entities. The allocations and related estimates and assumptions are described more fully in Note 2, Related Party Transactions.

The carve-out financial statements included herein are expressed in United States dollars, and conform to United States generally accepted accounting principles (“U.S. GAAP”). The carve-out financial statements include the accounts of the Company, its subsidiaries Walker Lane Minerals Corp. (“Walker Lane”), County Line Holdings, Inc., and County Line Minerals Corp. Intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred a loss since inception resulting in an accumulated deficit of $12.1 million as of December 31, 2019 and further losses are anticipated in the development of its business.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with capital contributions from GRC and cash flows from operations. Based upon projected cash flows, management expects cash flows to be sufficient to meet future commitments and cash flow requirements for the coming year.

The accompanying consolidated financial statements do not contain any adjustment to reflect possible future effects on the classification of assets or the amounts and classification of liability that may result should the Company be unable to continue as going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation calculations; future metal prices; environmental remediation, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value related to asset impairment assessments; write-downs of inventory, stockpiles and ore on leach pads to net realizable value; valuation allowances for deferred tax assets; provisional amounts related to income tax effects of newly enacted tax laws; and stock-based compensation. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain and bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at cost.

Inventories

The major inventory categories are set forth below:

Stockpile Inventories: Stockpile inventories represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred, including applicable overhead, depreciation and amortization relating to mining operations. Material is removed at each stockpile’s average cost per ounce. Stockpiles are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. The current portion of stockpiles is determined based on the expected amounts to be processed within the next 12 months. Stockpiles not expected to be processed within the next 12 months are classified as long-term. As of December 31, 2019, $0.7 million of stockpiles were classified as current and $4.7 million were classified as long-term. As of December 31, 2018, all stockpiles were classified as current.

Doré Inventory: Doré inventories includes gold and silver doré bars held at the Company’s facility. Doré inventories are carried at the lower of cost of production or net realizable value based on current metals prices.

Leach Pad: Ore on leach pad represents ore that has been mined and placed on the leach pad where a solution is applied to the surface of the heap to extract the gold or silver. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold or silver on the leach pad.

Estimates of recoverable ore on the leach pad are calculated from the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the grade of ore placed on the leach pad (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable ore placed on the leach pad are reconciled by comparing the grades of ore placed on pads to the quantities of metal actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Changes in assumptions and estimates are accounted for on a prospective basis.

Materials and Supplies Inventories: Materials and supplies inventories consist of chemical reagents, fuels, and other materials and supplies. Cost includes applicable taxes and freight. Materials and supplies inventory is carried at lower of average cost or net realizable value.

Write-downs of inventory are charged to expense.

Property, Plant and Mine Development

Land and Mineral Rights: The costs of acquiring land and mineral rights are considered tangible assets. Administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable mineral deposit is discovered, such capitalized costs are amortized when production begins using the units of production (“UOP”) method. If no mineable mineral deposit is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Mine Development: The costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as exploration expenses. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of production costs. All other drilling and related costs are expensed as incurred.

Mine development costs are amortized using the UOP method based on estimated recoverable ounces in proven and probable reserves.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal, production, and sale of deminimis saleable materials may occur during the development phase of an open pit mine and are assigned incremental mining costs related to the removal of that material.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory.

Property and Equipment: All items of property and equipment are carried at cost. Normal maintenance and repairs are expensed as incurred while expenditures for major maintenance and improvements are capitalized. Gains or losses on disposition are recognized in other (income) expense.

Construction in Progress: Expenditures for new facilities or equipment are capitalized and recorded at cost. Once completed and ready for its intended use, the asset is transferred to property and equipment to be depreciated or amortized.

Depreciation and Amortization: Capitalized costs are depreciated or amortized using the straight-line or UOP method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets. The estimates for mineral reserves are a key component in determining the UOP depreciation rates. The estimates of reserves may change, possibly in the near term, resulting in changes to depreciation and amortization rates in future reporting periods. The following are the estimated economic lives of depreciable assets:

Range of Lives
Asset retirement costs	UOP
Furniture, computer and office equipment	3 to 4 years
Light vehicles and other mobile equipment	4 years
Machinery and equipment	UOP to 4 years
Plant facilities, leach pad, and related infrastructure	UOP to 7 years
Mine development and mineral interests	UOP

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. If an impairment is indicated, a determination is made whether an impairment has occurred and any impairment losses are measured as the excess of carrying value over the total discounted estimated future cash flows, or the application of an expected fair value technique in the absence of an observable market price and are charged to expense on the Company’s consolidated statements of operations. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

Existing reserves and other mineralized material are included when estimating the fair value in determining whether the assets are impaired. The Company’s estimates of future cash flows are based on numerous assumptions including expected gold and other commodity prices, production levels, capital requirements and estimated salvage values. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs and capital requirements are each subject to significant risks and uncertainties.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, accounts payable, and loans payable approximate fair value because of the short maturity of those instruments.

Revenue Recognition

Doré sales are recognized upon the satisfaction of performance obligations, which occurs when control of the doré transfers to the customer and price and quantity are agreed upon. Transfer of control occurs once the customer takes possession of the doré. Doré sales are recorded using quoted metal prices, net of refining charges.

Production Costs

Production costs include labor and benefits, royalties, and doré shipping costs, mining subcontractors, fuel and lubricants, legal and professional fees related to mine operations, materials and supplies, repairs and maintenance, explosives, insurance, reagents, travel, medical services, security equipment, office rent, tools, and other costs that support mining operations.

Exploration Costs

Exploration costs are charged to expense as incurred. Costs to identify new mineral resources and to evaluate potential resources are considered exploration costs.

Reclamation and Remediation Costs

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs. Reclamation obligations are based in part on when the spending for an existing environmental disturbance will occur. The Company reviews, at least on an annual basis, the reclamation obligation.

Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs expected to be incurred to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Income Taxes

Income taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating losses using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Please see Note 4 for additional information.

Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding for the period.  Diluted income per share reflects the dilution that could occur if potentially dilutive securities, as determined using the treasury stock method, are converted into common stock. Potentially dilutive securities are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the average fair market value of the underlying common stock.

Concentration of Credit Risk

The Company has considered and assessed the credit risk resulting from its doré sales arrangements with its customers. In the event that the Company’s relationships with its customers are interrupted for any reason, the Company believes that it would be able to locate another entity to purchase its doré bars; however, any interruption could temporarily disrupt the Company’s sale of its products and adversely affect operating results.

The Isabella Pearl Mine in Nevada, U.S.A. accounted for 100% of the Company’s 2019 net sales with one customer accounting for all net sales.

Recently Adopted Accounting Pronouncements

Accounting Standards Update No. 2016-02—Leases (Topic 842). In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. Reporting entities are also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available.

The Company adopted the standard effective January 1, 2019 and elected certain available practical expedients and implemented internal controls and key system functionality to enable the preparation of financial information on adoption.

The standard had a material impact on the Company’s Consolidated Balance Sheets but did not have a material impact on its Consolidated Statements of Operations. The most significant impact was the recognition of ROU assets and the current and long-term components of lease liabilities for operating leases, while the Company’s accounting for finance leases remained substantially unchanged. See Note 12 for more information.

2. Related Party Transactions

GRC provides human resources, information technology, accounting, legal, technical, and other services to the Company. The Company obtains it business insurance under GRC. The accompanying financial statements include allocations of all of these expenses. The allocation method calculates the appropriate share of overhead cost to the Company by using time spent by GRC employees. The Company believes the allocation methodology used is reasonable, has been consistently applied, and results in an appropriate allocation of costs incurred. However, these allocations may not be indicative of the cost had the Company been a stand-alone entity or of future services. GRC allocated $2.4 million and $2.3 million for the years ended December 31, 2019 and 2018, respectively. These costs were treated as capital contributions from Parent in the accompanying financial statements. In addition, the Company also receives cash contributions from its Parent to help fund its operations and mine development, which are not expected to be repaid and are treated as capital contributions. For the years ended December 31, 2019 and 2018, the Company received total capital contributions from GRC of $29.6 million and $22.4 million, respectively, inclusive of allocated costs described above.

3. Revenue

The following table presents the Company’s net sales disaggregated by source:

	Year ended December 31,
	2019	2018
	(in thousands)
Sales, net
Gold doré sales	$15,084	$-
Less: Refining charges	(19)	-
Total sales, net	$15,065	$-

4. Inventories

At December 31, 2019 and 2018, current inventories consisted of the following:

	2019	2018
	(in thousands)
Stockpiles	$736	$345
Leach pad	9,102	376
Doré	742	-
Subtotal - product inventories	10,580	721
Materials and supplies	44	-
Total	$10,624	$721

In addition to the inventory above, as of December 31, 2019, the Company has $4.7 million of low-grade ore stockpile inventory included in other non-current assets on the accompanying Consolidated Balance Sheet.

During the year ended December 31, 2019, the Company recorded a net realizable value inventory adjustment of $2.9 million for inventories at its Isabella Pearl Mine.

5. Income Taxes

The Company files a consolidated U.S. income tax return. The Company does not file state income tax returns as all of its operations are in Nevada which does not have an income tax. For financial reporting purposes, net losses before income taxes is as follows:

	Years Ended December 31,
	2019	2018
	(in thousands)
U.S. Operations	$(2,992)	$(4,763)
Total income before income taxes	$(2,992)	$(4,763)

The Company had no current or deferred income tax expense from continuing operations for the years ended December 31, 2019 and 2018 due to the losses generated in those years. At the federal level, the Company’s losses in the U.S. are taxed at 21%, while a 5% net proceeds of minerals tax applies to the Company’s operations in Nevada. No net proceeds tax was due in 2019 as the Company was in a loss position for purposes of the tax calculation.

The provision for income taxes for the years ended December 31, 2019 and 2018, differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income from operations as a result of the following differences:

	Years Ended December 31,
	2019	2018
	(in thousands)
Tax at statutory rates	$(628)	$(1,000)
Change in valuation allowance	656	997
Other	(28)	3
Tax provision	$-	$-

The following table sets forth deferred tax assets and liabilities:

	At December 31,
	2019	2018
	(in thousands)
Non-current deferred tax assets:
Tax loss carryforward - U.S.	$1,328	$1,629
Property and equipment	214	-
Inventory	521	-
Total deferred tax assets	2,063	1,629
Valuation allowance	(2,063)	(1,407)
Deferred tax assets after valuation allowance	$-	$222

Deferred tax liability – Property and equipment	-	(222)

Net deferred tax asset	$-	$-

Other Tax Disclosures

The Company evaluates the evidence available to determine whether a valuation allowance is required on the deferred tax assets. The Company determined that its deferred tax assets were not "more likely than not" to be realized as a result of net operating losses to date and thus a full valuation allowance was recorded as of December 31, 2019 and 2018.

At December 31, 2019, the Company has federal loss carryforwards of $1.3 million with no expiration date related to net operating losses.

As of both December 31, 2019 and 2018, the Company believes that it has no uncertain tax positions. If the Company were to determine there was an uncertain tax position, the Company would recognize the liability and related interest and penalties within income tax expense.

6. Prepaid Expenses and Other Current Assets

At December 31, 2019 and 2018, prepaid expenses and other current assets consisted of the following:

	2019	2018
	(in thousands)
Prepaid insurance	$132	$180
Prepaid royalties	127	295
Other current assets	60	32
Total	$319	$507

7. Property, Plant and Mine Development, net

At December 31, 2019 and 2018, property, plant and mine development consisted of the following:

	2019	2018
	(in thousands)
Asset retirement costs	$2,429	$703
Construction-in-progress	9,545	21,679
Furniture and office equipment	276	145
Leach pad and ponds	5,649	-
Land	13	13
Light vehicles and other mobile equipment	432	403
Machinery and equipment	14,048	3,832
Mill facilities and infrastructure	7,555	761
Mineral interests and mineral rights	18,228	17,958
Mine development	11,049	-
Software and licenses	65	65
Subtotal (1) (2)	69,289	45,559
Accumulated depreciation and amortization	(9,272)	(276)
Total	$60,017	$45,283

(1)	Includes $1.8 and $1.7 million of assets recorded under finance leases at December 31, 2019 and 2018, respectively. Please see Note 12 for additional information.
(2)	Includes capital expenditures in accounts payable of $2.1 million and $3.3 at December 31, 2019 and 2018, respectively.

The Company recorded depreciation and amortization expense for the years ended December 31, 2019 and 2018 of $4.0 million and $0.1 million, respectively.

8. Other Current Liabilities

At December 31, 2019 and 2018, other current liabilities consisted of the following:

	2019	2018
	(in thousands)
Sales and use tax payable	$317	$13
Accrued royalty payments	126	-
Total	$443	$13

9. Reclamation and Remediation

The following table presents the changes in the Company’s reclamation and remediation obligations for the years ended December 31, 2019 and 2018:

	2019	2018
	(in thousands)
Reclamation liabilities – balance at beginning of period	$93	$93
Changes in estimate	(82)	-
Reclamation liabilities – balance at end of period	11	93

Asset retirement obligation – balance at beginning of period	703	-
Changes in estimate	1,726	703
Accretion	57	-
Asset retirement obligation – balance at end of period	2,486	703
Total period end balance	$2,497	$796

The Company’s undiscounted reclamation liabilities are related to exploration properties in Nevada.

The Company’s asset retirement obligation was discounted using a credit adjusted risk-free rate of 8%.  As of December 31, 2019 and 2018, the Company recorded an asset retirement obligation of $2.5 million and $0.8 million, respectively, related to the Isabella Pearl project.

10. Loans Payable

The Company has financed certain equipment purchases.  The loans bear annual interest at rates ranging from 3% to 4.48%, are collateralized by the equipment, and require monthly principal and interest payments of $0.07 million.  As of December 31, 2019, there is an outstanding balance of $1.7 million which approximates fair value of the loans.  Scheduled minimum repayments are $0.9 million in 2020, $0.7 million in 2021, and $0.1 million in 2022. One of the loan agreements is subject to a prepayment penalty of 1% of the outstanding loan balance at time of full repayment.

11. Commitments and Contingencies

The Company has a Contract Mining Agreement with a mining contractor relating to mining activities at its Isabella Pearl project.  Included in this Agreement is an embedded lease for the mining equipment for which the Company has recognized a right-of-use asset and corresponding operating lease liability. Please see Note 12 for more information.   In addition to the embedded lease payments, the Company pays the contract miner operational costs in the normal course of business.   These costs represent the remaining future contractual payments for the Contract Mining Agreement over its term.  The contractual payments are determined by rates within the Contract Mining Agreement, estimated tonnes moved and bank cubic yards for drilling and blasting.  As of December 31, 2019, total estimated contractual payments remaining, excluding embedded lease payments, are $8.1 million for the year ended December 31, 2020.

12. Leases

Operating Leases

As discussed in Note 1 to the consolidated financial statements (see "Recently Adopted Accounting Pronouncements"), the Company adopted the new lease accounting standard on January 1, 2019.  Upon adoption, the Company recognized operating lease assets and corresponding operating lease liabilities totaling $13.7 million.  The Company’s finance leases did not change from December 31, 2018.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases as incurred over the lease term.  For leases beginning in 2019 and later, the Company accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the non-lease components (e.g., common-area maintenance costs).

The depreciable life of assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.  The weighted average remaining lease term for the Company’s operating leases as of December 31, 2019 is 0.83 years.

The discount rate implicit within the Company’s leases is generally not determinable and therefore the Company determines the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the Company’s leases is determined based on the lease term adjusted for impacts of collateral. The weighted average discount rate used to measure the Company’s operating lease liabilities as of December 31, 2019 was 4.48%.

There are no material residual value guarantees and no restrictions or covenants imposed by the Company’s leases.

The Company has an embedded lease in its Contract Mining Agreement.  The Company’s lease payments for its mining equipment embedded lease are determined by tonnage hauled.  This embedded lease is within a Contract Mining Agreement entered into for the mining activities at the Company’s Isabella Pearl Mine.  The payments, amortization of the right-of-use asset, and interest vary immaterially from forecasted amounts due to variable conditions at the mine. During the year ended December 31, 2019, the Company capitalized variable lease costs of $2.4 million to Inventory and $4.7 million to Property, plant, and mine development, respectively.

Maturities of operating lease liabilities as of December 31, 2019 are as follows (in thousands)

Year Ending December 31:
2020	$7,257
2021	-
2022	-
2023	-
Thereafter	-
Total lease payments	7,257
Less imputed interest	(132)
Present value of minimum payments	7,125
Less: current portion	(7,125)
Long-term portion of minimum payments	$-

Future minimum lease payments, including both the future minimum lease payments and the other non-lease element payments for the Contract Mining Agreement, as of December 31, 2018 are as follows (in thousands):

Year Ending December 31:
2019	$16,151
2020	14,765
2021	-
2022	-
Thereafter	-
Total lease payments	$30,916

Finance Leases

The Company has finance lease agreements for certain equipment.  The leases bear annual imputed interest of 4.48% to 5.95% and require monthly principal, interest, and sales tax payments of $0.04 million.  The weighted average discount rate for the Company’s finance leases is 5.86%.  Scheduled minimum annual payments as of December 31, 2019 are as follows (in thousands):

Year Ending December 31:
2020	$474
2021	410
2022	13
2023	13
Thereafter	3
Total minimum obligations	913
Less: interest portion	(49)
Present value of minimum payments	864
Less: current portion	(438)
Long-term portion of minimum payments	$426

Scheduled minimum annual payments as of December 31, 2018 were as follows (in thousands):

Year Ending December 31:
2019	$461
2020	461
2021	398
2022	-
Thereafter	-
Total minimum obligations	1,320
Less: interest portion	(102)
Present value of minimum payments	1,218
Less: current portion	(404)
Long-term portion of minimum payments	$814

The weighted average remaining lease term for the Company’s finance leases as of December 31, 2019 is 2.01 years.

Supplemental cash flow information related to the Company’s operating and finance leases is as follows for the year ended December 31, 2019:

Year ended December 31,
2019
(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,378
Operating cash flows from finance leases	59
Investing cash flows from operating lease	4,719
Financing cash flows from finance leases	410

13. Other Expense, Net

During the years ended December 31, 2019 and 2018, other expense, net consisted of the following:

	Year ended December 31,
	2019	2018
	(in thousands)
Interest expense	$149	$169
Charitable contributions	19	7
Other expense	-	1
Total	$168	$177

14. Fair Value Measurement

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2    Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3    Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity.)

As required by accounting guidance, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth certain of the Company’s assets measured at fair value by level within the fair value hierarchy as of December 31, 2019 and 2018:

	2019	2018	Input Hierarchy Level
	(in thousands)
Cash and cash equivalents	$866	$70	Level 1
Loans payable	$1,661	$2,143	Level 2

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents consist primarily of cash deposits and are valued at cost, which approximates fair value.

Loans payable consist of obligations for equipment purchases financed on a long-term basis. Loans payable are recorded at amortized cost, which approximates fair value. See Note 10 for additional information.

15. Stock-Based Compensation

Stock-based compensation is included in general and administrative expenses in the accompanying Consolidated Statements of Operations. The Company recognizes stock-based compensation expenses allocated from GRC for options and restricted stock units granted under GRC’s equity incentive plan. Stock-based compensation charged to the Company from GRC was $0.4 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively.

16. Subsequent Events

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new novel coronavirus (“COVID-19”) as a pandemic. The Isabella Pearl Mine in Nevada has continued to operate at full capacity. Precious metal mining is considered essential to support critical infrastructure under guidelines from the U.S. Department of Homeland Security and the State of Nevada.

As of the date of the issuance of these Consolidated Financial Statements, there have been no other significant impacts, including impairments, to the Company’s operations and financial statements. However, the long-term impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. The Company is not able to estimate the duration of the pandemic and potential impact on its business if disruptions or delays in business developments and shipments of product occur. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including a decreased ability to raise additional capital when and if needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly. The Company has completed various scenario planning analyses to consider potential impacts of COVID-19 on its business, including volatility in commodity prices, temporary disruptions and/or curtailments of operating activities (voluntary or involuntary). The Company believes that its operations will be sufficient for the foreseeable future, although there is no assurance that will be the case.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses payable by the Company in connection with this registration statement.

SEC Filing Fee	$7,507
Legal Fees and Expenses	40,000
Accounting Fees and Expenses	80,000
Miscellaneous Expenses	7,493
Total*	$135,000

*All expenses other than the SEC filing fee are estimated.

Item 14.	Indemnification of Officers and Directors

The Colorado Business Corporation Act and the Company’s articles of Incorporation and Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in the Company’s best interest.

Our Bylaws authorize indemnification of a director, officer, employee or agent against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or controlling persons pursuant to these provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

None.

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Item 16. Exhibits and Financial Statement Schedules

The following exhibits are filed with this registration statement:

Item No.	Description

3.1*	Articles of Incorporation.

3.2*	Bylaws of the Company

4.1.1*	Equity Incentive Plan

4.1.2*	Form of Stock Option Award Agreement

4.1.3*	Form of RSU Award Agreement

4.2*	Shareholder Rights Agreement

5*	Opinion of Counsel

5.2*	Opinion of Counsel – Series A and Series B Rights

10.1*	Separation Agreement

10.2*	Management Services Agreement

10.3*	Employment Agreement with Jason Reid

10.4^	Contract Mining Agreement

14*	Code of Ethics

21*	Subsidiaries of the Company

23.1*	Consent of Hart & Hart, LLC

23.2*	Consent of Hart & Hart, LLC – Series A and Series B Rights

23.3*	GRCN Consent of Plante & Moran PLLC, Independent Registered Public Accounting Firm

23.4*	Fortitude Consent of Plante & Moran PLLC, Independent Registered Public Accounting Firm

23.5^	Consents of Authorized Persons responsible for the preparation for the Resereve Report (Exhibit 99.2)

99.1*	Mine Safety Disclosures

99.2*	Reserve Report

*Previously filed

^Filed with this amendment

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section l0 (a)(3) of the Securities Act:

ii.	To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933 (the “Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

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SIGNATURES

Pursuant to the requirements of the Securities Act of l933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Colorado Springs, CO on the 4th day of December, 2020.

FORTITUDE GOLD CORPORATION

/s/ Jason D. Reid
By: Jason D. Reid, Chief Executive, Financial and Accounting Officer

In accordance with the requirements of the Securities Act of l933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason D. Reid	Chief Executive Officer, President and Director	December 4, 2020
Jason D. Reid	(Principal Executive Officer)

/s/ Bill M. Conrad	Chairman of the Board of Directors	December 4, 2020
Bill M. Conrad

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